.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-163210

Prospectus supplement
(To Prospectus dated December 2, 2009)

1,098,398 Shares

THE SAVANNAH BANCORP, INC.

COMMON STOCK

We are offering 1,098,398 shares of our common stock, par value $1.00 per share, to be sold in this offering. We will receive all of the net proceeds from the sale of our common stock. Our common stock is listed on The Nasdaq Global Market under the symbol "SAVB." On June 9, 2010, the last sale price of our common stock reported on The Nasdaq Global Market was $9.73 per share.

	Per Share	**Total**
Public Offering Price	$9.50	$10,434,781
Underwriting Discounts and Commissions (1)	$0.475	$ 434,913
Proceeds (before expenses) (1)	$9.025	$ 9,999,868

(1) The underwriting discount is $0.475 per share, except with respect to the sale of 228,490 shares to be sold to certain of our shareholders for which the underwriting discount is $0.095 per share.

We have granted the underwriter an option to purchase up to an additional 164,759 shares of our common stock at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

Investing in our common stock involves risks. See "Risk Factors" beginning on page S-15 of this prospectus supplement to read about some of the factors that you should consider before buying shares of our common stock.

The shares of common stock are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

None of the Securities and Exchange Commission, any state securities commission or any other agency has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares of common stock to purchasers on or about June 15, 2010, subject to customary closing conditions.



The date of this prospectus supplement is June 9, 2010

SOUTH CAROLINA
GEORGIA
Savannah
Hilton Head Island
Atlantic Ocean
BULLOCH
EFFINGHAM
JASPER
BEAUFORT
BRYAN
CHATHAM
LIBERTY
LONG
WAYNE
MCINTOSH
GLYNN
EVANS
BRANTLEY
CAMDEN
Hinesville
Brunswick
St. Simons Island
Jekyll Island
Darien
Sapelo Island
Sea Islands
Tybee Island
Wassaw Sound
Ossabaw Sound

● Savannah Bancorp Branches

TABLE OF CONTENTS
Prospectus Supplement

PROSPECTUS

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which describes more general information, some of which may not apply to this offering. Before investing in our common stock, you should carefully read both this prospectus supplement and the accompanying prospectus in their entirety, together with additional information described below under the heading "Available Information."

Unless otherwise mentioned or unless the context requires otherwise, the terms "we," "our," "ours" and "us" refer to The Savannah Bancorp, Inc. and our consolidated subsidiaries, except that in the discussion of the common stock and related matters, these terms refer solely to The Savannah Bancorp, Inc. and not to any of its subsidiaries. All references to the "Banks" refer to The Savannah Bank N.A. and the Bryan Bank & Trust, the sole banking subsidiaries of The Savannah Bancorp, Inc.

Generally, when we refer to this "prospectus supplement," we are referring both to the prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein and therein unless the context suggests otherwise. If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein, and which are made available to the public. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriter is not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement or any document incorporated by reference herein or in the accompanying prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriter, to subscribe for and purchase any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S - 1

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any documents filed by us at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov and through The NASDAQ Global Market, One Liberty Plaza, 165 Broadway, New York, NY 10006, on which our common stock is listed.

We have filed a registration statement on Form S-3 with the SEC (No. 333-163210) relating to the common stock offered by this prospectus supplement and accompanying prospectus. This prospectus supplement and the accompanying prospectus are a part of the registration statement and do not contain all the information in the registration statement. The registration statement may contain additional information that may be important to you.

Whenever a reference is made in this prospectus supplement, the accompanying prospectus, any free writing prospectus concerning the provisions of any contract or document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC's rules allow us to incorporate by reference information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. Any information referred to in this way is considered an important part of this prospectus supplement, and such information is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement.

We incorporate by reference into this prospectus supplement the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

- our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

- our definitive proxy statement in connection with our 2010 annual meeting of shareholders;

- our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010;

- our Current Reports on Form 8-K, filed on April 23, 2010 and June 7, 2010;

- the description of our common stock contained in our Registration Statement on Form S-1 dated February 8, 1990 (including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our common stock); and

- all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus supplement and before the termination of this offering (except for information furnished to the SEC that is not deemed to be "filed" for purposes of the Exchange Act).

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon his or her written or oral request, a copy of any or all of the information that has been incorporated by reference into this prospectus supplement, excluding exhibits to those documents, unless they are specifically incorporated by reference into those documents. These documents are available on our website at http://www.savb.com. Information on our website is not incorporated into this prospectus supplement by reference and is not a part hereof. You can also request those documents from our Corporate Secretary at the following address:

25 Bull Street
Savannah, Georgia 31401
(912) 629-6500

Except as expressly provided above, no other information, including information on our website, is incorporated by reference into this prospectus supplement.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS AND RISK FACTORS

Certain of the statements in this prospectus supplement and the accompanying supplement and the other documents incorporated by reference in this prospectus supplement, particularly those anticipating future performance, business prospects, growth and operating strategies, proposed acquisitions, and similar matters, and those that include the words "believes," "anticipates," "forecast," "estimates" or similar expressions constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For those statements, The Savannah Bancorp, Inc. claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. There can be no assurance that the forward-looking statements will be accurate because they are based on many assumptions, which involve risks and uncertainties.

In addition to other factors discussed in the "Risk Factors" section of this prospectus supplement, factors that could cause future results to differ materially from those expressed in the Company's forward-looking statements include, but are not limited to:

- the effects of the current economic crisis and general business conditions, including, without limitation, the continuing dramatic deterioration in the real estate and financial markets in the U.S. and in the market areas we serve, as well as the subprime, mortgage, credit and liquidity markets, as well as the Federal Reserve's actions with respect to interest rates;

- the effects of and changes in trade, monetary and fiscal policies, as well as legislative and regulatory changes, including changes in banking, securities and tax laws and regulations, as well as changes affecting financial institutions' ability to lend and otherwise do business with consumers;

- the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance);

- regulatory or judicial actions or proceedings;

- increases in regulatory capital requirements for banking organizations generally, which may adversely affect the Company's ability to expand its business or could cause it to shrink its business;

- the risks of changes in interest rates and the yield curve on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest rate sensitive assets and liabilities;

- our ability to manage disruptions in the credit and lending markets, including the impact on our business and on the businesses of our customers as well as other financial institutions with which we have commercial relationships;

- risks related to loans secured by real estate, including further adverse developments in the real estate markets that would decrease the value and marketability of collateral;

- the inability of the Company to raise additional capital or to pursue other strategic initiatives;

- adverse conditions in the stock market and other capital markets and the impact of those conditions on our capital markets and capital management activities, including our investment and wealth management advisory businesses;

- changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which the Company is perceived in such markets;

- the effects of natural disasters, including hurricanes, or acts of war or terrorism that directly affect the financial health of our customers;

- changes in United States foreign or military policy;

- the failure to attract or retain key personnel;

- the failure to capitalize on growth opportunities and to realize cost savings in connection with business acquisitions;

- the timely development of competitive new products and services by the Company and the acceptance of those products and services by new and existing customers;

- the willingness of customers to accept third-party products marketed by us;

- the willingness of customers to substitute competitors' products and services for the Company's products and services and vice versa;

- technological changes affecting the nature or delivery of financial products or services and the cost of providing them;

- changes in consumer spending and saving habits;

- the effect of corporate restructuring, acquisitions or dispositions, including the actual restructuring and other related charges and the failure to achieve the expected gains, revenue growth or expense savings from such corporate restructuring, acquisitions or dispositions;

- the growth and profitability of our noninterest or fee income being less than expected;

- the impact of changes in accounting policies by the SEC or the Financial Accounting Standards Board;

- the limited trading activity of our common stock;

- the effects of our lack of a diversified loan portfolio, including the risks of geographic concentrations;

- adverse changes in the financial performance and/or condition of our borrowers, which could impact the repayment of those borrowers' outstanding loans;

- the success of the Company at managing the risks involved in the foregoing; and

- other risks identified in the Company's SEC reports and public announcements.

S - 5

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they were made. Our past results do not necessarily indicate our future results.

We do not have any intention and undertake no obligation to update forward-looking statements to reflect new information, future events or risks or the eventual outcome of the facts underlying the forward-looking statements. New information, future events or risks may cause the forward-looking events we discuss in this prospectus not to occur or to occur in a manner different from what we expect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the common stock. You should pay special attention to the "Risk Factors" section of this prospectus supplement to determine whether an investment in the common stock is appropriate for you.

The Savannah Bancorp, Inc.

The Savannah Bancorp, Inc. (the "Company") is a Georgia corporation registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). The Company's banking subsidiaries are The Savannah Bank ("Savannah"), a national banking association, which commenced operations in 1990, and Bryan Bank & Trust, a Georgia state chartered bank ("Bryan," and collectively with Savannah, the "Banks"), which became a wholly-owned subsidiary of the Company in 1998. We engage in community banking and serve the coastal Georgia and South Carolina market areas. Our primary service areas in Georgia include the city of Savannah and surrounding Chatham County, the city of Richmond Hill and surrounding Bryan County, as well as locations in South Carolina, including Hilton Head Island, Bluffton and southern Beaufort County. Our secondary service areas include Effingham, Glynn and Liberty Counties, Georgia and Jasper County, South Carolina. As of March 31, 2010, we reported, on a consolidated basis, total assets of $1.05 billion, total loans of $869 million, total deposits of $902 million and shareholders' equity of $78 million.

We provide community banking services to commercial, small business and retail customers. We offer a full range of short-term and medium-term commercial, real estate, residential mortgage and personal loans. Our principal sources of funds for loans are deposits and, to a lesser extent, borrowings. We offer a broad range of deposit products, including checking (NOW), savings and money market accounts and certificates of deposit. Savannah's trust department offers a full array of trust services, including investment management, personal trusts, custodial accounts, estate administration and retirement plan asset management. In addition, through our subsidiary, Minis & Co., Inc. ("Minis"), we offer a full range of investment management services. We acquired Minis on August 31, 2007. On September 30, 2008, we formed SAVB Holdings, LLC ("SAVB Holdings"), to hold previously identified problem loans (including performing and nonperforming loans) and foreclosed real estate.

Our common stock is traded on The Nasdaq Global Market under the ticker symbol "SAVB."

Market Areas

Our primary markets are in coastal Georgia and South Carolina, including Savannah and Richmond Hill, Georgia, Hilton Head Island and Bluffton, South Carolina and the surrounding areas. As of March 31, 2010, the Banks had $821 million in total deposits, which includes $168 million in brokered deposits, in the Savannah Metropolitan Statistical Area ("MSA") in Georgia, which includes the city of Richmond Hill, as well as Bryan, Chatham and Effingham counties, and $81 million in total deposits in Jasper and Beaufort counties in South Carolina, which includes Hilton Head Island and Bluffton. By total deposits, we have the third largest market share in the Savannah MSA, trailing Wells Fargo Bank, N.A. and SunTrust Banks, Inc., as of June 30, 2009.

As of March 31, 2010, the unemployment rate totaled 8.8% in the Savannah MSA (not seasonally adjusted), 8.8% in Beaufort County and 9.7% in Jasper County, which were all at or below the national unemployment rate of 9.7% as of March 31, 2010 and 9.9% as of April 30, 2010 and state unemployment rates as of March 31, 2010 of 10.6% and 12.2% in Georgia and South Carolina, respectively. The Savannah MSA had an estimated population of 343,092 in 2009, representing a growth rate of 17.0% since 2000, which is significantly higher than the national population growth rate of 9.1% in the same period. Major economic drivers and employers for the Savannah MSA include Gulfstream Aerospace Corporation, the Georgia Ports Authority, Ft. Stewart/Hunter Army Airfield, Memorial Health University Medical Center and other health care providers, and a variety of commercial and non-profit enterprises. The Savannah MSA economy has witnessed economic improvement in 2010. The Georgia Ports Authority reported 25.6% container growth in April 2010, compared to April 2009, and recorded five consecutive months of double-digit growth through its ports in April. Gulfstream Aerospace Corporation recently reported a 15% increase in revenues in the first quarter of 2010 over the last quarter of 2009, as well as an improvement in aircraft orders in the first quarter of 2010. Property values in the Savannah MSA have not declined as dramatically as other areas in Georgia, particularly Atlanta. According to Fiserv and Moody's Economy.com, home prices in the Savannah MSA peaked in the second quarter of 2008 and have declined approximately 6.2% through 2009, compared to a decline in home prices of 18.3% in the Atlanta-Sandy Springs-Marietta MSA from the peak in the first quarter of 2007 through 2009.

The population in the Hilton Head-Beaufort Micropolitan Statistical Area, which includes Beaufort and Jasper counties, increased 26.0% between 2000 and 2009, from approximately 141,619 to 178,436. Hilton Head Island's and Bluffton's economies are largely driven by real estate and tourism. The region is also host to three military installations, Parris Island Recruit Depot, the Marine Corps Air Station—Beaufort and the Beaufort Naval Hospital.

Competitive Strengths

Our target customers are individuals and small to medium-sized businesses, including wholesale, retail and professional service businesses in the community. We also target individuals who meet certain net worth and income requirements as potential customers for private banking services. Our strategy is to use our competitive strengths to provide superior service through our employees, who are relationship-oriented and committed to the economic development of Savannah and the surrounding area.

·   *History in the Savannah Market.* We are the largest and oldest community bank headquartered in the Savannah market, having served the community for twenty years. We believe that our tenure and commitment to the local community differentiates us from other community banks, as well as larger regional and national competitors.

·   *Local and Personalized Customer Service.* We believe that we have a competitive advantage over larger national and regional financial institutions by providing superior customer service with experienced, knowledgeable management, localized decision-making capabilities and prompt credit decisions. Our business plan relies principally upon local advertising and promotional activities and upon personal contacts by our directors and officers to attract business and to acquaint potential customers with our personalized services. We plan to continue to emphasize the advantages of dealing with an independent, locally-owned, relationship-oriented bank to meet the particular needs of individuals, professionals and small to medium-size businesses in the community. We believe that we present an attractive alternative for customers who prefer localized and personalized customer service and that this business philosophy enables us to build long-term relationships with desirable customers, which enhances the quality and stability of our funding and lending operations.

· *Experienced Management Team*. We believe that our executive officers' banking experience and local market knowledge are valuable assets, which will enable management to continue to successfully guide the Company. Our executive management team of John C. Helmken II, Michael W. Harden, Jr., Holden T. Hayes, E. James Burnsed, Jerry O'Dell Keith and R. Stephen Stramm, collectively have over 168 years of banking experience, primarily in the coastal Georgia region. In addition, six of our fifteen directors have served as members of our board of directors since the Company commenced operations in 1989. Four of our directors have served as members of our board of directors for over twelve years. In addition, we have strong inside ownership, with approximately 19% of our shares of common stock beneficially owned by the Company's directors and executive officers as of February 28, 2010. We believe such ownership aligns management's interests with the interests of our public shareholders.

· *Strong Credit Culture.* We emphasize a disciplined credit culture based on intimate customer and market knowledge, strict centralized underwriting standards supported by detailed financial analysis, and a multi-tiered approval process involving our senior management team. The results of our focus on credit quality are evidenced by a ratio of nonperforming assets to total assets of 4.21% at March 31, 2010 and 4.04% at December 31, 2009 (compared to median ratios of 5.45% and 4.95% for the same time periods, respectively, for all Georgia commercial banks) and a net charge-offs to average total loans ratio of 1.63% annualized for the three months ended March 31, 2010 and 0.98% for the year ended December 31, 2009 (compared to median ratios of 0.63% and 2.17% for the same time periods, respectively, for all Georgia commercial banks). Further, our ratio of allowance for loan losses to nonperforming loans was 53.40% at March 31, 2010 and 51.77% at December 31, 2009 (compared to median ratios of 26.53% and 28.60% for the same time periods, respectively, for all Georgia commercial banks). Although the challenging operating environment resulted in increased charge-offs and nonperforming assets for the three months ended March 31, 2010, management believes these metrics are manageable and compare favorably to our Georgia peers.

Growth Strategy

We intend to leverage our competitive strengths to grow our business, expand our customer base and improve our profitability. The key elements of our strategy are to:

· *Grow Organically in a More Rational Competitive Environment*. We believe we can continue to increase our customer base and significantly expand our total loans and deposits within our existing markets without materially adding to our existing branch network. Some of our competitors have been weakened by the current economic crisis, which may create opportunities for us to gain new core customer relationships. As of March 31, 2010, the aggregate amount of our noninterest-bearing, savings, money market and NOW accounts, other than brokered money market accounts, was $426 million, or 47% of our total deposits, and our non-brokered time deposits were $308 million, or 34% of our total deposits. Growing the Company internally is consistent with our business strategy, but without the integration costs associated with an acquisition.

· *Grow Through Acquisitions in or Adjacent to our Existing Footprint*. Acquisitions have historically been an important source of our growth. Since our formation, we have completed the formation of Savannah in 1990, the merger with Bryan in 1998, the formation of Harbourside Community Bank in 2006 (subsequently merged into Savannah in September 2009) and the acquisition of Minis in 2007. Based on our management's depth of experience and our strong customer relationships, we believe we are well-positioned to expand our operations organically and through strategic cost-effective branch or bank acquisitions in or adjacent to our existing market area, including possible acquisitions of failed financial institutions in FDIC-assisted transactions. We believe our staff, our branch network and operational capabilities provide us the infrastructure to support a larger asset and customer base.

We believe that carefully priced, negotiated whole bank and/or branch acquisitions could increase our earnings and shareholder value, as well as expand our footprint across coastal Georgia and South Carolina. In addition, we believe there are numerous banks within or adjacent to our current market areas and in other parts of the southeastern U.S. that exhibit increasing levels of nonperforming assets and declining levels of capital and liquidity. In failed bank situations, the FDIC seeks bids from other financial institutions to acquire all or a part of the failed bank. We believe that our operating history, capital position and management favorably position us to potentially bid for failed banks in or adjacent to our existing footprint through the FDIC's process. Often, acquirers in these FDIC-assisted transactions enter into loss sharing agreements with the FDIC which enables them to inherit a core customer base and performing loans, while working out the nonperforming assets with reduced risk. In addition, the purchase of a failed bank may result in a gain and corresponding increase to equity for acquirers if the failed bank's assets are purchased at a net discount. We believe that purchases of one or more failed institutions from the FDIC could increase our earnings with less credit risk than a traditional bank acquisition.

We are committed, however, to conservative and prudent growth to ensure we maintain strong capital ratios and operating results. Consequently, we will pursue acquisition opportunities only if we believe that such opportunities represent an efficient use of our capital under the circumstances. We believe that the net proceeds raised in this offering will assist us in implementing our growth strategies by providing the capital necessary to support future asset growth, both organically and through strategic acquisitions in our existing market area and elsewhere.

· *Expand our Wealth Management Service*. Originally founded in 1932, Minis is a registered investment advisory firm based in Savannah, Georgia. Minis provides fee-only investment services to individuals, families, employee benefit plans, non-profit organizations and other entities. As of March 31, 2010, Minis had over $425 million in assets under management. In addition, Savannah has operated a trust department for over ten years. We plan to continue to promote our investment management services to high net-worth individuals in our market area.

Corporate Information

The Company's headquarters and Savannah's main office are located on Johnson Square in the primary financial district in downtown Savannah, at 25 Bull Street, Savannah, Georgia 31401. Bryan's main office is located in the primary commercial area of the city of Richmond Hill. Our telephone number is (912) 629-6486. We maintain a website at www.savb.com. Information presented on or accessed through our website is not incorporated into, or made a part of, this prospectus supplement.

THE OFFERING

Common stock offered	1,098,398 shares (or 1,263,157 shares of common stock if the underwriter exercises its over-allotment option in full).
Common stock to be outstanding after this offering	7,036,087 shares of common stock (7,200,846 shares of common stock if the underwriter exercises its over-allotment option in full), in each case based on 500 shares of common stock held as treasury shares.
Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $9,784,868 (or $11,271,818 if the underwriter exercises its over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses. We intend to use the net proceeds from this offering for working capital and general corporate purposes, including to fund an earn-out payment to Minis of up to $1.8 million, to support organic growth and potential future acquisitions of branches or whole banks in or adjacent to our existing footprint, which may include the possible acquisition of failed institutions in FDIC-assisted transactions and to provide additional capital to the Banks. See "Use of Proceeds."
Risk Factors	We estimate that the net proceeds to us from this offering will be approximately $9,784,868 (or $11,271,818 if the underwriter exercises its over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses. We intend to use the net proceeds from this offering for working capital and general corporate purposes, including to fund an earn-out payment to Minis of up to $1.8 million, to support organic growth and potential future acquisitions of branches or whole banks in or adjacent to our existing footprint, which may include the possible acquisition of failed institutions in FDIC-assisted transactions and to provide additional capital to the Banks. See "Use of Proceeds."
Nasdaq Global Market symbol	SAVB

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

Our summary consolidated financial data presented below as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 are derived from our audited consolidated financial statements. The summary consolidated financial data presented below as of and for the periods ended March 31, 2010 and 2009 are derived from our unaudited consolidated financial statements and consists of all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation thereof. Interim results are not indicative of year end results. The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2009, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC and the other information included or incorporated by reference in this prospectus supplement. Certain amounts have been reclassified to conform to the current year presentation.

($ in thousands, except share data)	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,				
	2010	2009	2009	2008	2007	2006	2005
Selected Average Balances							
Assets	$1,032,454	$1,003,068	$1,018,470	$960,260	$869,026	$769,917	$685,163
Total interest-earning assets	938,805	925,531	935,617	898,295	830,900	734,470	655,632
Loans held for sale	-	-	-	765	1,299	7,842	23,033
Loans, net of unearned fees	841,631	839,791	841,033	821,673	754,490	658,750	565,131
Securities	85,495	78,321	81,282	62,019	58,910	50,600	41,300
Other interest-earning assets	11,679	7,419	13,302	13,838	16,201	17,278	26,168
Interest-bearing deposits	798,642	751,612	777,763	701,045	628,310	542,375	487,493
Borrowed funds	69,239	82,989	71,967	88,553	70,939	62,255	55,255
Total interest-bearing liabilities	867,881	834,601	849,730	789,598	699,249	604,630	542,748
Noninterest-bearing deposits	79,323	81,126	82,406	83,678	91,367	96,113	89,386
Total deposits	877,965	832,738	860,169	784,723	719,677	638,488	576,879
Shareholders' equity	79,016	80,873	79,804	78,998	71,516	61,766	47,428
Loan to deposit ratio – average	96%	101%	98%	105%	105%	103%	98%
Selected Financial Data							
Assets	$1,046,645	$999,900	$1,050,508	$1,007,284	$932,459	$843,514	$717,901
Interest-earning assets	928,915	920,205	959,219	931,448	878,992	803,927	685,531
Loans held for sale	-	-	-	291	180	914	10,473
Loans, net of unearned fees	868,516	864,926	883,886	864,974	808,651	720,918	613,667
Deposits	901,792	842,519	884,569	832,015	764,218	706,824	600,510
Interest-bearing liabilities	870,238	830,087	883,527	837,558	759,597	669,974	558,116
Shareholders' equity	77,905	79,644	79,026	80,932	76,272	66,574	58,543
Loan to deposit ratio	96%	103%	100%	104%	106%	102%	102%
Yield on earning assets	5.27	5.51	5.41	6.30	7.63	7.54	6.49
Cost of funds	1.51	2.18	1.91	2.78	3.67	3.03	2.14
Leverage ratio	8.22	8.88	8.25	8.63	8.93	9.57	9.60
Shareholders' equity to total assets	7.44	7.97	7.52	8.03	8.18	7.89	8.15
Dividend payout ratio	NM	NM	118	49	37	26	26
Risk-based capital ratios:							
Tier 1 capital to risk-weighted assets	10.45	10.26	10.30	10.28	10.49	11.09	11.52
Total capital to risk-weighted assets	11.71	11.52	11.56	11.54	11.74	12.34	12.77

Loan Quality Data							
Nonperforming loans	36,725	24,195	34,115	27,603	17,424	2,231	1,357
Nonaccruing loans	35,579	23,927	32,545	26,277	14,663	825	1,313
Loans past due 90 days – accruing	1,146	268	1,570	1,326	2,761	1,406	44
Net charge-offs	3,387	1,711	8,687	5,564	765	444	76
Allowance for loan losses	19,611	15,309	17,678	13,300	12,864	8,954	7,813
Allowance for loan losses to total loans	2.26%	1.77%	2.00%	1.54%	1.59%	1.24%	1.27%
Nonperforming loans to loans	4.23	2.80	3.86	3.19	2.15	0.31	0.22
Nonperforming assets to assets	4.21	3.35	4.04	3.54	2.09	0.33	0.19
Per Share Data at Year End (a)							
Book value	$13.12	$13.42	$13.32	$13.64	$12.88	$11.52	$10.20
Tangible book value	12.71	12.98	12.90	13.19	12.40	11.52	10.20
Common stock closing price (NASDAQ)	10.61	7.01	8.00	8.85	17.14	27.25	28.38
Common shares outstanding (000s)	5,938	5,934	5,932	5,934	5,924	5,781	5,739

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

NM = Not Meaningful

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,				
($ in thousands, except share data)	2010	2009	2009	2008	2007	2006	2005
Summary of operations							
Interest income	$12,193	$12,566	$50,563	$56,682	$63,258	$55,189	$42,358
Interest expense	3,764	4,900	18,258	24,439	30,282	22,737	14,679
Net interest income	8,429	7,666	32,337	32,275	33,132	32,610	27,865
Provision for loan losses	5,320	3,720	13,065	6,000	4,675	1,585	1,500
Net interest income after provision for loan losses	3,109	3,946	19,240	26,243	28,301	30,867	26,179
Noninterest income							
Trust and asset management fees	633	587	2,351	2,832	1,513	658	501
Service charges on deposits accounts	455	467	1,809	1,881	1,383	1,526	1,622
Mortgage related income, net	89	92	432	295	615	886	1,292
Other operating income	636	283	1,238	1,216	1,242	1,233	979
Gain on hedges	-	396	873	1,288	-	-	-
Gain on sale of securities	467	184	2,119	163	-	-	-
Total noninterest income	2,280	2,009	8,822	7,675	4,753	4,303	4,394
Noninterest expense							
Salaries and employee benefits	3,040	3,351	12,146	13,584	11,846	10,852	9,530
Occupancy and equipment	893	1,008	3,716	3,884	3,294	2,920	2,199
FDIC deposit insurance	388	299	1,886	653	251	78	72
Information technology	495	438	1,810	1,633	1,616	1,525	1,244
Amortization of client list	36	36	144	144	48	-	-
Loss on sale and write-downs of foreclosed assets	528	164	2,566	228	44	-	7
Other operating expense	1,047	1,179	4,710	4,616	4,084	4,578	3,601
Total noninterest expense	6,427	6,475	26,978	24,742	21,183	19,953	16,653

Income [loss] before income taxes	[1,038]	[520]	1,084	9,176	11,871	15,217	13,920
Income tax expense [benefit]	[550]	[235]	155	3,170	4,235	5,215	4,880
Net income [loss]	($488)	($285)	$929	$6,006	$7,636	$10,002	$9,040
Net income [loss] per share: (a)							
Basic	($0.08)	($0.05)	$0.16	$1.01	$1.31	$1.73	$1.68
Diluted	(0.08)	(0.05)	0.16	1.01	1.29	1.70	1.63
Cash dividends paid per share	0.02	0.125	0.19	0.50	0.48	0.45	0.43
Average basic shares outstanding (000s)	5,936	5,933	5,933	5,930	5,850	5,765	5,396
Average diluted shares outstanding (000s)	5,936	5,933	5,936	5,947	5,922	5,876	5,531
Performance ratios (averages)							
Net interest margin	3.64%	3.36%	3.46%	3.58%	3.99%	4.44%	4.25%
Return on average assets	[0.19]	[0.12]	0.09	0.63	0.88	1.30	1.32
Return on average equity	[2.50]	[1.43]	1.16	7.60	10.68	16.19	19.06
Efficiency ratio	60.01	66.93	65.60	61.98	56.15	54.29	51.92

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

RISK FACTORS

Our business, financial condition and results of operations are subject to various risks, including those discussed below, which may affect the value of our securities. The risks discussed in this prospectus supplement and incorporated herein by reference are those that we believe are the most significant risks, although additional risks not presently known to us or that we currently deem less significant may also adversely affect our business, financial condition, results of operations, cash flows and/or future prospects, perhaps materially. Before making a decision to invest in our common stock, you should carefully consider the risks and uncertainties described below and the risks incorporated by reference in this prospectus supplement, together with all of the other information included or incorporated by reference in this prospectus supplement, as well as the financial statements and the notes to those financial statements.

Credit Risk

Our business has been adversely affected by unfavorable market conditions in the local economies in which we operate.

Our success significantly depends upon the growth in population, income levels, deposits and real estate development in our primary markets in coastal Georgia and South Carolina. If these communities do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may be adversely impacted. The events in the national economy have filtered down to the Company's local markets. We are less able than larger institutions to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas.

Any adverse market or economic conditions in coastal Georgia and South Carolina may disproportionately increase the risk that our borrowers will be unable to make their loan payments. In addition, the market value of the real estate securing loans could be adversely affected by unfavorable changes in market and economic conditions. The Bluffton/Hilton Head Island ("Bluffton/HHI") market experienced a pronounced slowdown beginning in 2007 which seriously and adversely affected our residential real estate loans that were originated in that market. The Company has also experienced a slowdown in its other real estate markets. As of December 31, 2009, approximately 88% of our loans held for investment were secured by real estate. Of the commercial real estate loans in our portfolio, approximately 39% represent properties owned and occupied by businesses to which we have extended loans. The current sustained period of increased payment delinquencies, foreclosures and losses caused by adverse market and economic conditions in coastal Georgia and South Carolina has adversely affected the value of our assets, our revenues, results of operations and overall financial condition and is likely to continue to at least in the short term.

Our business is concentrated in Chatham and Bryan County, Georgia and southern Beaufort County, South Carolina, which have been negatively impacted by current economic conditions and may be susceptible to natural disasters, which could adversely affect our operations and financial condition.

Currently, our lending and other business is concentrated in Chatham and Bryan Counties in Georgia and southern Beaufort County in South Carolina. The current downturn in market conditions in these respective areas has adversely affected the performance of our loans and the results of our operations and financial condition. In particular, Hilton Head Island in southern Beaufort County is a vacation and resort area with high concentrations of second home and investment properties. Further changes in interest rates, local or general economic conditions, real estate values or the income tax deductibility of mortgage interest would subject our markets to greater volatility which would further adversely impact our performance. Additionally, our market area is susceptible to the risk of hurricane disasters and many areas are located in flood zones, which could adversely affect our operations and our financial condition.

If our allowance for loan losses is not sufficient to cover actual charge-offs, our earnings could decrease.

Our loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to assure repayment. We may continue to experience significant charge-offs which could have a material adverse effect on our operating results. Our management makes various assumptions and judgments about the collectability of our loans, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of our loans. We maintain an allowance for loan losses in an attempt to cover any charge-offs which may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and nonaccruals, national and local economic conditions and other pertinent information. As noted above, the Bluffton/HHI market experienced a significant slowdown beginning in 2007 which necessitated additional provisions for loan losses. Our Georgia markets are experiencing a slowdown as well.

If our assumptions are wrong, our current allowance may not be sufficient to cover future charge-offs, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additional provisions to our allowance would materially decrease our net income and adversely affect our "well-capitalized" status.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results and "well-capitalized" status.

Turmoil in the real estate markets and the tightening of credit have adversely affected the financial services industry and may continue to adversely affect our business, financial condition and results of operations.

Turmoil in the housing and real estate markets, including falling real estate prices, increasing foreclosures, and rising unemployment, have negatively affected the credit performance of loans secured by real estate and resulted in significant write-downs of asset values by banks and other financial institutions. Over the last few years, these write-downs caused many banks and financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with other financial institutions and, in some cases, to fail. As a result, many lenders and institutional investors reduced or ceased providing credit to borrowers, including other financial institutions, which, in turn, led to the global credit crisis.

This market turmoil and credit crisis have resulted in an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. As previously noted, our market areas have been adversely impacted by the economic crisis. The degree and timing of economic recovery (or further recovery) remain uncertain. The resulting economic pressure on consumers and businesses and lack of confidence in the financial markets have adversely affected our business, financial condition and results of operations and may continue to result in credit losses and write-downs in the future.

Market Risk

Changes in interest rates could negatively impact our financial condition and results of operations.

Our earnings are significantly dependent on our net interest income. We expect to realize income primarily from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" would work against us, and our earnings may be negatively affected.

For example, in the event of a decrease in interest rates, our net interest income will be negatively affected because our interest-bearing assets currently reprice faster than our interest-bearing liabilities. Although our asset-liability management strategy is designed to control our risk from changes in market interest rates, we may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition. A significant portion of our variable rate loans have interest rate floors such that the loans will not reprice immediately when interest rates begin to rise.

Changes in the level of interest rates also may negatively affect our ability to originate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.

A decline in the market value of our assets may limit our ability to borrow additional funds or result in our lenders requiring additional collateral from us under our loan agreements. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are less favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, we will incur losses. While rising interest rates are favorable to us, declining rates, like those experienced during 2007 and 2008, generally have a negative impact on earnings. There can be no assurance or guarantee that declining rates will not continue to negatively impact earnings or that we will be able to take measures to hedge, on favorable terms or at all, against unfavorable events, which could adversely affect our results of operations and financial condition.

Monetary policies may adversely affect our business and earnings.

Our results of operations are affected by the policies of monetary authorities, particularly the Federal Reserve. Changes in interest rates can affect the number of loans we originate, as well as the value of our loans and other interest-bearing assets and liabilities and the ability to realize gains on the sale of those assets and liabilities. Prevailing interest rates also affect the extent to which borrowers prepay loans owned by us. When interest rates decrease, borrowers are more likely to prepay their loans, and vice versa. We may be required to invest funds generated by prepayments at less favorable interest rates. Increases in interest rates could hurt the ability of borrowers who have loans with floating interest rates to meet their increased payment obligations. If those borrowers were not able to make their payments, then we could suffer losses, and our level of nonperforming assets could increase.

The loss of significant revenues in Minis could result in lower operating earnings as well as significant non-cash charges to earnings related to the impairment of goodwill and accelerated amortization of the client list intangible asset.

Asset management fee revenues are directly impacted by the total investments under management. The assets under management are impacted by stock values, bond values, interest rates and the gain or loss of accounts due primarily to investment performance. Minis' selling shareholders have significant earn-out incentives to maintain and increase revenues through June 2010. However, events and decisions beyond their control can negatively impact assets under management and the related revenues from such assets.

As prescribed by Accounting Standards Codification ("ASC") Topic 350, "Intangibles — Goodwill and Other," we undertake an annual review of the goodwill asset balance reflected in our financial statements. We conduct an annual review for impairment or at any time an event occurs or circumstances change that may trigger a decline in the value of the reporting unit. Goodwill was evaluated for impairment as of August 31, 2009 and based on that evaluation it was determined that there was no impairment. As of March 31, 2010, we had $2.5 million in goodwill related to Minis. Future goodwill impairment tests may result in future non-cash charges, which could adversely affect our earnings for any such future period.

Liquidity Risk

Our use of brokered deposits, uninsured local deposits and other borrowings may impair our liquidity and constitute an unstable and/or higher cost funding source.

We use wholesale, institutional and brokered deposits, uninsured local deposits and other borrowings, including repurchase agreements, federal funds purchased, the Federal Reserve Board ("FRB") discount window borrowings and Federal Home Loan Bank ("FHLB") borrowings, to fund a portion of our operations. Federal law requires a bank to be well-capitalized if it accepts new brokered deposits. Thus, the Company and the Banks must maintain a "well-capitalized" status to meet our funding plans. Failure to maintain "well-capitalized" status would limit our access to wholesale and brokered deposits and federal funds purchased (but not necessarily repurchase agreements or FHLB or FRB borrowings), which could impair our liquidity. We will be considered "well-capitalized" if we (i) have a total risk-based capital ratio of 10.0 percent or greater; (ii) have a Tier 1 risk-based capital ratio of 6.0 percent or greater; (iii) have a leverage ratio of 5.0 percent or greater; and (iv) are not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the FDIC to meet and maintain a specific capital level for any capital measure.

Depositors that invest in brokered deposits are generally interest rate sensitive and well informed about alternative markets and investments. Consequently, funding with brokered deposits may not provide the same stability to our deposit base as traditional local retail deposit relationships. Our liquidity may be negatively affected if brokered deposit supply declines due to a loss of investor confidence or a flight to higher quality investments such as U.S. Treasury securities. In addition, brokered deposits historically have a higher rate of interest than core local deposits.

Deposit balances in excess of the FDIC's $250,000 insurance limit (through December 31, 2013) per depositor are uninsured deposits. Customers with uninsured deposits are more sensitive to financial or reputation risk than insured depositors. Consequently, uninsured deposits do not provide the same stability to our deposit base as insured deposits. Our liquidity may be negatively affected by a decline in uninsured deposits due to a loss of investor confidence and a flight to insured deposits at other financial institutions.

The Banks participate in the FDIC's voluntary Transaction Account Guarantee Program (the "TAGP"). Under the TAGP the FDIC will provide full FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts, NOW accounts paying less than 50 basis points per annum, and Interest on Lawyers Trust Accounts ("IOLTA") held at participating FDIC insured institutions. The FDIC has extended the TAGP until December 31, 2010, from its current expiration date of June 30, 2010. In connection with its extension of the TAGP, the FDIC lowered the ceiling on covered IOLTA and NOW accounts to 25 basis points from 50 basis points. In conjunction with the increased deposit insurance coverage, insurance assessments also increased. The Banks will opt out of this program at June 30, 2010.

Diminished access to alternative sources of liquidity could adversely affect our net income, net interest margin and our overall liquidity.

We currently have and historically have had access to a number of alternative sources of liquidity, but given the recent and dramatic downturn in the credit and liquidity markets, there is no assurance that we will be able to continue to obtain such liquidity on terms that are favorable to us, or at all. For example, the cost of out-of-market deposits could exceed the cost of deposits of similar maturity in our local market area, making them unattractive sources of funding; financial institutions may be unwilling to extend credit to banks because of concerns about the banking industry and the economy generally; and, given recent downturns in the economy, there may not be a viable market for raising equity capital. Sources of funding available to us, and upon which we rely as regular components of our liquidity and funding management strategy, include borrowings from the FHLB and the Federal Reserve Bank of Atlanta, internet certificates of deposit and brokered deposits. If our access to these sources of liquidity is diminished, or only available on unfavorable terms, then our income, net interest margin and our overall liquidity likely would be adversely affected.

Changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which we are perceived in such markets, may adversely affect financial results.

In general, the amount, type and cost of our funding, including from other financial institutions, the capital markets and deposits, directly impacts our costs in operating our business and growing our assets and therefore, can positively or negatively affect our financial results. A number of factors could make funding more difficult, more expensive or unavailable on any terms, including, but not limited to, financial results and losses, changes within our organization, specific events that adversely impact our reputation, disruptions in the capital markets, specific events that adversely impact the financial services industry, counterparty availability, changes affecting our assets, the corporate and regulatory structure, interest rate fluctuations, general economic conditions and the legal, regulatory, accounting and tax environments governing our funding transactions. Also, we compete for funding with other banks and similar companies, many of which are substantially larger, and have more capital and other resources than we do. In addition, as some of these competitors consolidate with other financial institutions, these advantages may increase. Competition from these institutions may increase the cost of funds.

A promissory note contains financial covenants and a guarantee of the Company.

The Company has a related party promissory note ("Note") in the amount of $15.5 million as of March 31, 2010. The Note is secured by the unconditional guarantee of the Company and SAVB Holdings' blanket assignment or pledge of all of its assets and the proceeds thereof to the Note's holder. The Note contains the following financial covenants: (i) during the term of the Note, the dividends paid out by the Company, on a quarterly basis, shall not exceed 50 percent of the Company's after tax net income for the preceding quarter; (ii) Savannah and Bryan shall each maintain a "well-capitalized" status as determined by the Office of the Comptroller of the Currency (the "OCC") and the Georgia Department of Banking and Finance (the "GDBF"), respectively; (iii) on the last day of each calendar quarter during the term of the Note, SAVB Holdings shall maintain a loan-to-value ratio of at least 1.00:1.00; and (iv) on the last day of each calendar quarter during the term of the Note, the amount of nonperforming assets of the Company shall not exceed 4.75 percent of the total assets of the Company. The Company's non-compliance with any of the aforementioned covenants would result in an increase in the interest rate payable pursuant to the Note by 50 basis points in the event of noncompliance with the covenant described in (iv) above and by 200 basis points in the event of noncompliance with the covenants described in (i), (ii) or (iii) above. At March 31, 2010, the Company met all covenants contained in the Note.

Operational Risk

Future departures of our key personnel may impair our operations.

We are, and for the foreseeable future will be, dependent on the services of John C. Helmken II, President and Chief Executive Officer of the Company and Chief Executive Officer of Savannah; E. James Burnsed, Chief Executive Officer of Bryan; R. Stephen Stramm, Executive Vice President – Lending of the Company and of Savannah; Michael W. Harden, Jr., Chief Financial Officer of the Company and Savannah; Jerry O'Dell Keith, a Vice President of the Company and President of Bryan, and Holden T. Hayes, President of Savannah. Should the services of any of Messrs. Helmken, Burnsed, Stramm, Harden, Keith or Hayes become unavailable, there can be no assurance that a suitable successor could be found who will be willing to be employed upon terms and conditions acceptable to us. A failure to replace any of these individuals promptly, should his services become unavailable, could have a material adverse effect on our results of operations and financial performance. These risks are heightened by the fact that none of these officers have entered into employment agreements with the Company or Banks.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We believe that our current capital resources are sufficient in the short term. We do, however, continue to evaluate the need to raise additional capital to support growth and a possible further deterioration of current economic conditions.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot give any assurances of our ability to raise additional capital on terms acceptable to us, or at all. If we cannot raise additional capital when needed, our overall financial condition could be materially impaired.

Our industry operates in a highly regulated environment. New laws or regulations or changes in existing laws or regulations affecting the banking industry could have a material adverse effect on our results of operations.

The Company and the Banks are subject to extensive government regulation and supervision under various state and federal laws, rules and regulations, primarily the rules and regulations of the OCC, FDIC, GDBF, SEC and the FRB. These laws and regulations are designed primarily to protect depositors, borrowers, and the deposit insurance funds of the FDIC. These regulators maintain significant authority to impose requirements on our overall operations, such as limiting certain activities or mandating the increase of capital levels. The financial services industry also is subject to frequent legislative and regulatory changes and proposed changes, the effects of which cannot be predicted.

In February 2009, the FDIC adopted a long-term deposit insurance fund ("DIF") restoration plan as well as an additional emergency assessment for 2009. The restoration plan increases base assessment rates for banks in all risk categories with the goal of raising the DIF reserve ratio. Banks in the best risk category paid initial base rates ranging from 12 to 16 basis points of assessable deposits beginning April 1, 2009. Additionally, the FDIC adopted a final rule imposing a special emergency assessment on all financial institutions of 5 basis points of total assets minus Tier 1 capital as of June 30, 2009. Our special emergency assessment totaled $425,000 and was collected on September 30, 2009. The FDIC is also permitted to impose an emergency special assessment after June 30, 2009 of up to 10 basis points if necessary to maintain public confidence in federal deposit insurance. The FDIC has not to date imposed such an assessment. The increase in assessments by the FDIC could have a material adverse effect on our earnings. On November 12, 2009, the FDIC imposed a requirement on all financial institutions to prepay three years of FDIC insurance premiums. On December 30, 2009, we prepaid $5.1 million of FDIC insurance premiums for the next three years.

We are subject to regulation, examination and scrutiny by a number of regulatory authorities, and, depending upon the findings and determinations of our regulatory authorities, we may be required to make adjustments to our business, operations or financial position, and could become subject to formal or informal regulatory orders.

Our parent bank holding company, each of its subsidiary banks, and each of their affiliated entities, are subject to examination by federal and state banking regulators. Federal and state regulators have the ability to impose substantial sanctions, restrictions and requirements on us and our banking subsidiaries and their affiliates if they determine, upon conclusion of their examination or otherwise, violations of laws with which we or our subsidiaries must comply, or weaknesses or failures with respect to general standards of safety and soundness, including, for example, in respect of any financial concerns that the regulators may identify and desire for us to address. Such enforcement may be formal or informal and can include directors' resolutions, memoranda of understanding, cease and desist orders, civil money penalties and termination of deposit insurance and bank closures. Enforcement actions may be taken regardless of the capital levels of the institutions, and regardless of prior examination findings. In particular, institutions that are not sufficiently capitalized in accordance with regulatory standards may also face capital directives or prompt corrective actions. Enforcement actions may require certain corrective steps (including staff additions or changes), impose limits on activities (such as lending, deposit taking, acquisitions or branching), prescribe lending parameters (such as loan types, volumes and terms) and require additional capital to be raised, any of which could adversely affect our financial condition and results of operations. The imposition of regulatory sanctions, including monetary penalties, may have a material impact on our financial condition and results of operations, and damage to our reputation, and loss of our financial services holding company status. In addition, compliance with any such action could distract management's attention from our operations, cause us to incur significant expenses, restrict us from engaging in potentially profitable activities, and limit our ability to raise capital.

We face substantial competition in our industry sector from banking and financial institutions that have larger and greater financial and marketing capabilities, which may hinder our ability to compete successfully.

The banking and financial services industry is highly competitive. This competitiveness may negatively impact our ability to retain qualified management and loan officers, raise sufficient deposits at an acceptable price, and attract customers. The increasingly competitive environment is a result of changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial providers.

We compete with many different banking and financial institutions, including banks and savings and loan associations, credit unions, brokerage and investment banking firms, and mortgage companies and brokers. These entities may be branches or subsidiaries of much larger organizations affiliated with statewide, regional or national banking companies and, as a result, may have greater resources and lower costs of funds. These entities may also be start-up organizations. Any of these entities may attempt to duplicate our business plan and strategy. There can be no assurance that we will be able to compete effectively in the future.

Failure to implement our business strategies may adversely affect our financial performance.

Our management has developed a business plan that details the strategies we intend to implement in our efforts to continue profitable operations. If we cannot implement our business strategies, we may be hampered in our ability to develop business and serve our customers, which could, in turn, have an adverse effect on our financial performance. Even if our business strategies are successfully implemented, they may not have the favorable impact on operations that we anticipate.

An extended disruption of vital infrastructure could negatively impact our business, results of operations, and financial condition.

Our operations depend upon, among other things, our infrastructure, including equipment and facilities. Extended disruption of vital infrastructure by fire, power loss, natural disaster, telecommunications failure, computer hacking or viruses, terrorist activity or the domestic and foreign response to such activity, or other events outside of our control could have a material adverse impact on the financial services industry as a whole and on our business, results of operations, cash flows, and financial condition in particular. Our disaster recovery and business resumption contingency plans may not work as intended or may not prevent significant interruptions of our operations.

Changes in accounting policies and practices, as may be adopted by the regulatory agencies, the Financial Accounting Standards Board, or other authoritative bodies, could materially impact our financial statements.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the regulatory agencies, the Financial Accounting Standards Board, and other authoritative bodies change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations.

Non-compliance with the Patriot Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The Patriot and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the FinCEN of the U.S. Department of Treasury (the "Treasury"). These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. We have developed policies and procedures designed to assist in compliance with these laws and regulations.

The FRB may require the Company to commit capital resources to support the Banks.

The FRB, which examines the Company and our non-bank subsidiaries, has a policy stating that a bank holding company is expected to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the source of strength doctrine, the FRB may require a bank holding company to make capital injections into a troubled subsidiary bank, and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Capital injections may be required at times when the holding company may not have the resources to provide it, and, therefore, may be required to borrow the funds. Loans from a holding company to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank.

In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, the bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and may adversely impact the holding company's results of operations and cash flows.

The failure of other financial institutions, both nationally and in our market area, could adversely affect us.

Our ability to engage in routine transactions, including, for example, funding transactions, could be adversely affected by the actions and potential failures of other financial institutions nationally and in our market area. From January 2009 until March 2010, 32 of the 181 banks closed nationally, or approximately 18%, have occurred in the State of Georgia. Financial institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with a variety of counterparties in the financial services industry. As a result, defaults by, or even rumors or concerns about, one or more financial institutions with which we do business, or the financial services industry generally, have led to market-wide liquidity problems in the past and could do so in the future and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral we hold cannot be sold at prices that are sufficient for us to recover the full amount of our exposure. Any such losses could materially and adversely affect our financial condition and results of operations.

As a financial services company, adverse changes in general business or economic conditions could have a material adverse effect on our financial condition and results of operations.

Sustained weakness in business and economic conditions generally or specifically in the principal markets in which we do business could have one or more of the following adverse impacts on our business:

- a decrease in the demand for loans and other products and services offered by us;

- a decrease in the fair value of nonperforming assets or other assets secured by consumer or commercial real estate;

- an increase or decrease in the usage of unfunded commitments; or

- an increase in the number of clients and counterparties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us.

Any such increase in the number of delinquencies, bankruptcies or defaults could result in a higher level of nonperforming assets, net charge-offs, provision for loan losses, and valuation adjustments on loans.

The impact of emergency measures designed to stabilize the U.S. banking system is unknown.

Since mid-2008, a host of legislation and regulatory actions have been implemented in response to the financial crisis and the recession. Some of the programs are beginning to expire and the impact of the wind-down of these programs on the financial sector, including our counterparties, and on the economic recovery is unknown.

- The Troubled Asset Relief Program ("TARP"), established pursuant to the Emergency Economic Stabilization Act (the "EESA") legislation, is scheduled to expire on October 3, 2010. TARP includes the Capital Purchase Program, pursuant to which the Treasury is authorized to purchase senior preferred stock and warrants to purchase common stock of participating financial institutions. Also under TARP, the Treasury has the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments, from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Recent indications from the Treasury are that TARP funds may be used to stimulate small business lending and to support mortgage loan modification efforts.

- The Treasury guarantee on money market mutual funds established on September 19, 2008 expired on September 18, 2009 and the Treasury did not extend the program.

- On September 9, 2009, the FDIC issued a notice of proposed rulemaking requesting comments on whether a temporary emergency facility should be left in place following the expiration on October 31, 2009 of the Temporary Liquidity Guaranty program, which guarantees certain senior unsecured debt of banks and certain holding companies. The Transaction Account Guarantee portion of the Temporary Liquidity Guarantee Program, which guarantees noninterest bearing bank transaction accounts on an unlimited basis, expires on December 31, 2010.

- Since 2008, the Federal Reserve has purchased several trillion dollars of mortgage-related assets in order to support the mortgage lending industry during the financial crisis. The Federal Reserve is beginning to reduce its balance sheet as the financial crisis appears to abate, with the result that the supply of mortgage related assets on the market may increase substantially.

- As part of its response to the financial crisis, the Federal Reserve has maintained interest rates at historically low levels. The chairman of the Federal Reserve has indicated that rates will remain low at least for several months in 2010, but an increase in rates could occur in the coming year.

In addition, a stall in the economic recovery could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

The small to medium-sized businesses we lend to may have fewer resources to weather a downturn in the economy, which may impair a borrower's ability to repay a loan to us that could materially harm our operating results.

We make loans to professional firms and privately owned businesses that are considered to be small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay our loan. A continued economic downturn and other events that negatively impact our target markets could cause us to incur substantial loan losses that could materially harm our operating results.

Future legislation could impact our business, financial condition and results of operations.

Congress is considering additional proposals to substantially change the financial institution regulatory system and to expand or contract the powers of banking institutions and bank holding companies. Such legislation may significantly change existing banking statutes and regulations, as well as our current operating environment. If enacted, such legislation could increase or decrease the cost of doing business, impose new operational requirements, increase our consumer compliance obligations, limit or expand our permissible activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether new legislation will be enacted and, if enacted, the effect that it, or any regulations, would have on our business, financial condition, or results of operations.

The short- and long-term impact of a likely new capital framework is uncertain.

For U.S. banking institutions with assets of less than $250 billion and foreign exposures of less than $10 billion, including the Company and the Banks, a proposal is currently pending that would apply the "standardized approach" of the new risk-based capital standards developed by the Basel Committee on Banking Supervision ("Basel II") to such banks. As a result of the recent deterioration in the global credit markets and increases in credit, liquidity, interest rate, and other risks, the U.S. banking regulators have discussed possible increases in capital requirements, separate from the standardized approach of Basel II. Furthermore, in September 2009, the Treasury issued principles for international regulatory reform, which included recommendations for higher capital standards for all banking organizations to be implemented as part of a broader reconsideration of international risk-based capital standards developed by Basel II. Any new capital framework is likely to affect the cost and availability of different types of credit. U.S. banking organizations are likely to be required to hold higher levels of capital and could incur increased compliance costs. It is unclear at this time if similar increases in capital standards will be incorporated into a revised Basel II proposal that would be adopted by international financial institution. Any of these developments, including increased capital requirements, could have a material negative effect on our business, results of operations and financial condition.

New rules that take effect in July 2010 may limit our ability to charge overdraft fees and may reduce our noninterest income.

New rules regarding overdraft charges for every day debit card and ATM transactions will take effect on July 1, 2010. These rules will do away with the automatic overdraft protection arrangements now in common use and will require us to notify and obtain the consent of customers before enrolling them in an overdraft protection plan. The new rules may limit the Banks' ability to charge fees for the payment of overdrafts for every day debit and ATM card transactions and may reduce our noninterest income.

Common Stock Marketability Risk

Our authorized preferred stock exposes holders of our common stock to certain risks.

Our Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock, par value $1.00 per share. The authorized but unissued preferred stock constitutes what is commonly referred to as "blank check" preferred stock. This type of preferred stock may be issued by us, at the direction of our Board, from time to time on any number of occasions, without shareholder approval, as one or more separate series of shares comprised of any number of the authorized but unissued shares of preferred stock, designated by resolution of the Board stating (i) the dividend rate or the amount of dividends to be paid thereon, whether dividends shall be cumulative and, if so, from which date(s), the payment date(s) for dividends, and the participating or other special rights, if any, with respect to dividends; (ii) the voting powers, full or limited, if any, of shares of such series; (iii) whether the shares of such series shall be redeemable and, if so, the price(s) at which, and the terms and conditions on which, such shares may be redeemed; (iv) the amount(s) payable upon the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company; (v) whether the shares of such series shall be entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of such shares, and if so entitled, the amount of such fund and the manner of its application, including the price or prices at which such shares may be redeemed or purchased through the application of such funds; (vi) whether the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes of stock of the Company, and, if so, the conversion price(s), or the rate(s) of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made, and any other terms and conditions of such conversion and exchange; (vii) the price or other consideration for which the shares of such series shall be issued; (viii) whether the shares of such series which are redeemed or converted shall have the status of authorized but unissued shares of serial preferred stock and whether such shares may be reissued as shares of the same or any other series of serial preferred stock; and (ix) whether the shares of such series shall be entitled to other rights, preferences and privileges. Such preferred stock may provide our Board the ability to hinder or discourage any attempt to gain control of us by a merger, tender offer at a control premium price, proxy contest or otherwise. Consequently, the preferred stock could entrench our management. The market price of our common stock could be depressed to some extent by the existence of the preferred stock. Moreover, any preferred stock that is issued will rank ahead of our common stock, in terms of dividends, priority and liquidation preferences and may have greater voting rights than our Company's common stock. No shares of preferred stock have been issued as of December 31, 2009.

Our directors and executive officers own a significant portion of our common stock.

As of February 28, 2010, our directors and executive officers, collectively, beneficially owned approximately 19% of our outstanding common stock. As a result of their ownership, the directors and executive officers, as a group, have the ability to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors and the approval of mergers and other significant corporate transactions, even if their interests conflict with those of other shareholders, which could adversely affect the market price of our common stock.

The OCC, FDIC, GDBF or other entities may impose dividend payment and other restrictions on the Banks which would impact our ability to pay dividends to shareholders.

The OCC, FDIC and the GDBF are the primary regulatory agencies that examine the Banks. Under certain circumstances, including any determination that the activities of a bank or their subsidiaries constitute unsafe and unsound banking practices, the regulators have the authority by statute to restrict the Banks' ability to transfer assets, make shareholder distributions, and redeem preferred securities or pay dividends to the parent company. In addition, as noted previously, one of our loan agreements contains a covenant that restricts quarterly dividends to 50 percent of quarterly net income.

Certain provisions in our Articles of Incorporation and Bylaws may deter potential acquirers and may depress our stock price.

Our Articles of Incorporation and Bylaws divide our Board into three classes, as nearly equal as possible, with staggered three-year terms. Business combinations, such as sales or mergers involving us, require the approval of a majority of shareholders as well as the recommendation for such business combination by at least two-thirds of the continuing directors, or in the alternative, unanimously recommended by the continuing directors, provided that the continuing directors constitute at least three members of the Board at the time of such approval. Shareholders may remove directors with or without cause upon the affirmative vote of the holders of at least 75% of the outstanding voting shares of the Company and the affirmative vote of the holders of at least 75% of the outstanding voting shares of the Company other than those of which an interested shareholder is the beneficial owner. These provisions could make it more difficult for a third party to acquire control of the Company. In addition, the above provisions may be altered only pursuant to specified shareholder action. With several specific exceptions, our Articles of Incorporation and Bylaws are silent with respect to the amendment of our Articles of Incorporation, and thus, the Georgia Business Corporations Code ("GBCC") dictates the requirements for making such an amendment. The GBCC generally provides that, other than in the case of certain routine amendments (such as changing the corporate name) and other amendments which the GBCC specifically allows without shareholder action, the corporation's board of directors must recommend any amendment of the Articles of Incorporation to the shareholders (unless the board elects to make no such recommendation because of a conflict of interest or other special circumstances and the board communicates the reasons for its election to the shareholders) and the affirmative vote of a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment (unless the GBCC, the articles of incorporation, or the board of directors require a greater percentage of votes) is required to amend our Articles of Incorporation.

Our Articles of Incorporation provide that the provisions regarding the approval required for certain business combinations may only be changed by the affirmative vote of at least 75% of the outstanding voting shares of the Company and the affirmative vote of the holders of at least 75% of the outstanding shares of the Company other than those of which an interested shareholder is the beneficial owner.

Our Articles of Incorporation also provide that the provisions regarding the applicability of Article 11, Parts 2 and 3 of the GBCC (regarding mergers and share exchanges) to the Company may only be repealed by both the affirmative vote of at least two-thirds of the continuing directors and a majority of the votes entitled to be cast by voting shares of the Company, in addition to any other vote required by our Articles of Incorporation.

Our Bylaws generally provide that the Bylaws may be altered or amended by our shareholders at any annual meeting or special meeting of the shareholders or by our Board at any regular or special meeting of the Company's Board.

The existence of the above provisions could result in our being less attractive to a potential acquirer, or result in our shareholders receiving less for their shares of common voting stock than otherwise might be available if there were a takeover attempt.

We have certain obligations and the general ability to issue additional shares of our common stock in the future, and such future issuances may depress the price of our common stock.

We have various obligations to issue additional shares of common stock in the future. Options permit the holders to purchase shares of our common stock at specified prices. These purchase prices may be less than the then current market price of our common stock. Any shares of our common stock issued pursuant to these options would dilute the percentage ownership of existing shareholders. The terms on which we could obtain additional capital during the life of these options may be adversely affected because of such potential dilution. Finally, we may issue additional shares in the future. There are no preemptive rights in connection with our common stock. Thus, the percentage ownership of existing shareholders may be diluted if we issue additional shares in the future. For issuances of shares and grants of options, our Board will determine the timing and size of the issuances and grants and the consideration or services required thereof. Our Board intends to use its reasonable business judgment to fulfill its fiduciary obligations to our then existing shareholders in connection with any such issuance or grant. Nonetheless, future issuances of additional shares could cause immediate and substantial dilution to the net tangible book value of shares of our common stock issued and outstanding immediately before such transaction. Any future decrease in the net tangible book value of such issued and outstanding shares could materially and adversely affect the market value of the shares.

Sales of large quantities of our common stock could reduce the market price of our common stock.

Any sales of large quantities of shares of our common stock, or the perception that any such sales are likely to occur, could reduce the market price of our common stock. In 2005, we issued 397,273 restricted shares to investors in a private placement of our shares which were registered with the SEC on October 21, 2005. The holders of those shares are able to offer to sell those shares from time to time at the current market price or at negotiated prices. In 2007, we issued 71,000 shares related to the acquisition of Minis. If holders sell large quantities of shares of our common stock, the market price of our common stock may decrease and the public market for our common stock may otherwise be adversely affected because of the additional shares available in the market.

Our common stock has experienced limited trading.

Our common stock is quoted and traded on The NASDAQ Global Market in the United States under the symbol "SAVB". The trading volume in our common stock has been relatively low when compared with larger companies quoted on The NASDAQ Global Market or listed on the other stock exchanges. We cannot say with any certainty that a more active and liquid trading market for our common stock will develop. Because of this, it may be more difficult for you to sell a substantial number of shares for the same price at which you could sell a smaller number of shares.

We cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of our common stock in the market, or the potential for large amounts of sales in the market, would not cause the market price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

As of April 30, 2010, there were 5,937,689 shares of common stock outstanding. The price of our common stock will be determined in the marketplace and may be influenced by many factors, including the following:

- The depth and liquidity of the markets for our common stock;

- Investor perception of us and the industry in which we participate;

- General economic and market conditions;

- Responses to quarter-to-quarter variations in operating results;

- Earnings relative to securities analysts' estimates;

- Changes in financial estimates by securities analysts;

- Conditions, trends or announcements in the banking industry;

- Announcements of significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;

- Additions or departures of key personnel;

- Accounting pronouncements or changes in accounting rules that affect our financial statements; and

- Other factors and events beyond our control.

The market price of our common stock could experience significant fluctuations unrelated to our operating performance. As a result, an investor (due to personal circumstances) may be required to sell their shares of our common stock at a time when our stock price is depressed due to random fluctuations, possibly based on factors beyond our control.

Our stock price has been and may continue to be volatile and the value of your investment may decline.

The trading price of our common stock has been and may continue to be highly volatile and subject to wide fluctuations in price. The stock market in general, and the market for commercial banks and other financial services companies in particular, has experienced significant price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. Furthermore, the value of your investment may decline, and you may be unable to sell your shares of our common stock at or above the offering price.

A holder with as little as a 5% interest in the Company could, under certain circumstances, be subject to certain restrictions, including regulation as a "bank holding company."

Any entity (including a group of investors acting in concert) owning 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a "controlling influence" over us, may be subject to regulation as a "bank holding company" in accordance with the Bank Holding Company Act of 1956, as amended, or the BHCA. In addition, (1) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the FRB under the BHCA to acquire or retain 5% or more of our outstanding common stock and (2) any person other than a bank holding company may be required to obtain regulatory approval under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder's investment in our common stock**.** In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company engaged in activities unrelated to banking. Further, subject to an FDIC policy statement published in August 2009 (and clarified in January and April 2010), under certain circumstances, holders of 5% or more of our securities could be subject to certain restrictions, such as an inability to sell or trade their securities for a period of three years, among others, in order for us to participate in an FDIC-assisted transaction of a failed bank. An entity (or group of investors) that owns or controls 10% or more of our common securities but less than 25% and that seeks to avoid designation as a bank holding company will be required to enter into passivity commitments with the FRB that prevent the entity from exercising control. The FRB also may require passivity commitments from an entity that owns or controls 5% or more of any class of our voting securities.

We may invest or spend the proceeds in this offering in ways with which you may not agree and in ways that may not earn a profit, including contributing capital to the Banks.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, including to fund an earn-out payment to Minis of up to $1.8 million, to support organic growth and potential future acquisitions of branches or whole banks in or adjacent to our existing footprint, which may include the possible acquisition of failed institutions in FDIC-assisted transactions and to provide additional capital to the Banks. We will retain broad discretion over the use of the proceeds from this offering and may use them for purposes other than those contemplated at the time of this offering. You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits. Furthermore, it is the longstanding policy of the Federal Reserve Board, that a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support these banks. As a result of this policy, we may be required to commit resources, including proceeds from this offering, to our subsidiary banks in circumstances where we might not otherwise choose to do so and that may not yield any profits.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $9,784,868 million (or $11,271,818 million if the underwriter exercises its over-allotment option in full), based on the public offering price of $9.50 per share, after deducting underwriting commissions and expenses.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, including to fund an earn-out payment to Minis of up to $1.8 million, to support organic growth and potential future acquisitions of branches or whole banks in or adjacent to our existing footprint, which may include the possible acquisition of failed institutions in FDIC-assisted transactions and to provide additional capital to the Banks. At the present time, we do not have any plans, arrangements or understandings relating to any material acquisitions.

We have not specifically allocated the amount of net proceeds that will be used for these purposes. We are conducting this offering at this time because we believe that it will allow us to better execute our growth strategy.

The precise amounts and timing of the application of the net proceeds from this offering depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short- and long-term investments, including, but not limited to treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

DIVIDEND POLICY

The payment of dividends is assessed quarterly by our board of directors, in light of credit quality trends, expected earnings performance, the Banks' capacity to declare and pay dividends to the Company and any applicable regulatory restrictions. On April 21, 2009, our board of directors reduced the quarterly dividend on our common stock from $0.125 per share to $0.020 per share for the second quarter of 2009. On July 21, 2009, October 20, 2009 and January 26, 2010, our board of directors declared and the Company subsequently paid dividends of $0.020 per share of our common stock for the third and fourth quarters of 2009 and the first quarter of 2010, respectively. On April 20, 2010, our board of directors suspended the Company's cash dividend, effective beginning in the second quarter of 2010.

The Federal Reserve, in its expectation that a bank holding company act as a source of financial strength to its subsidiary banks, has reiterated the requirement to inform and consult with the Federal Reserve before paying dividends that could raise safety and soundness concerns. The Federal Reserve released a supervisory letter advising bank holding companies, among other things, that as a general matter, a bank holding company should inform the Federal Reserve and should eliminate, defer or significantly reduce its dividends if (i) the bank holding company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) the bank holding company's prospective rate of earnings is not consistent with the bank holding company's capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not met, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Although the Company is not presently subject to any direct regulatory restrictions on dividends (other than those of Georgia corporate law), the Company's long-term ability to pay cash dividends will depend on the amount of dividends paid by the Banks and any other subsequently acquired entities. OCC regulations restrict the amount of dividends which Savannah may pay without obtaining prior approval. Based on such regulatory restrictions, Savannah is restricted from paying dividends in a calendar year which exceed the current year's net income combined with the retained net profits of the preceding two years without prior approval. Bryan may pay dividends equal to no more than 50% of the prior year's net income without prior approval from the GDBF. The dividend payout plans of the Banks consider the objective of maintaining their "well-capitalized" status. Regulatory authorities could administratively impose limitations on the ability of the Banks to pay dividends to the Company if such limits were deemed appropriate to preserve certain capital adequacy requirements or in the interests of "safety and soundness."

As set forth in the "Risk Factors" section, the Company has a related party promissory note (the "Note") that contains certain financial covenants, including the requirement that during the term of the Note, the dividends paid by the Company, on a quarterly basis, do not exceed 50 percent of the Company's after tax net income for the preceding quarter. The Company's non-compliance with this covenant would result in an increase in the interest rate payable pursuant to the Note by 200 basis points.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on The Nasdaq Global Market under the symbol "SAVB." As of March 5, 2010, there were 5,937,689 shares of our common stock issued and outstanding, held by approximately 1,900 shareholders. The following table sets forth for the periods indicated the range of the high and low reported sales prices of our common stock on The Nasdaq Global Market, and the cash dividends declared per share.

	High sale price	Low sale price	Dividends per share
2010:			
First Quarter	$11.09	$7.50	$0.02
2009:			
Fourth Quarter	$9.30	$7.00	$0.02
Third Quarter	$8.50	$6.65	$0.02
Second Quarter	$11.00	$6.50	$0.02
First Quarter	$10.35	$5.59	$0.125
2008:			
Fourth Quarter	$13.35	$7.80	$0.125
Third Quarter	$15.93	$11.14	$0.125
Second Quarter	$18.73	$12.55	$0.125
First Quarter	$19.97	$15.01	$0.125

On June 9, 2010, the last reported sale price of our common stock on The Nasdaq Global Market was $9.73 per share.

DESCRIPTION OF CAPITAL STOCK

Our articles of incorporation provide that we may issue up to 20 million shares of common stock, $1.00 par value per share, and 10 million shares of preferred stock, $1.00 par value per share. See "Description of Common Stock" and "Description of Preferred Stock" on pages 21 and 22, respectively, in the accompanying prospectus and the information incorporated by reference therein for additional information regarding our common stock and preferred stock.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

- on an actual basis; and

- on an "as adjusted" basis to give effect to the issuance and sale of 1,098,398 shares of common stock in this offering, assuming that the underwriter's over-allotment is not exercised, at a price per share of $9.50, net of underwriting discounts and commissions and estimated offering expenses.

The following data should be read in conjunction with our historical consolidated financial statements and related notes as of and for the three months ended March 31, 2010 incorporated by reference in this prospectus supplement.

	March 31, 2010	
	Actual	As adjusted for the offering
		(dollars in thousands) (unaudited)
Subordinated debt:		
Subordinated debt to nonconsolidated subsidiaries *	$10,310	$10,310
Shareholders' equity:		
Preferred stock, $1.00 par value per share, 10,000,000 shares authorized, no shares issued and outstanding and no shares outstanding, as adjusted	-	-
Common stock, $1.00 par value per share, 20,000,000 shares authorized, 5,938,189 shares issued (includes 500 shares of Treasury stock); 5,937,689 shares issued and outstanding; 7,036,087 shares issued and outstanding, as adjusted	5,938	7,036
Treasury stock, at cost, 500 shares	(1)	(1)
Additional paid-in capital	38,644	47,331
Retained earnings	32,776	32,776
Accumulated other comprehensive income	548	548
Total shareholders' equity	77,905	87,690
Consolidated capital ratios:		
Tier 1 risk-based capital ratio	10.45 %	11.62 %
Total risk-based capital ratio	11.71	12.89
Leverage ratio	8.22	9.08

* Total subordinated debt is the aggregate outstanding principal balance due 2033 and 2034 owed by the Company to the capital trusts before netting of the common securities in the amount of $310.

UNDERWRITING

We, and the underwriter, FIG Partners, LLC, have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, the underwriter has agreed to purchase 1,098,398 shares of our common stock.

The underwriting agreement provides that the underwriter's obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including, among other conditions:

- the continued accuracy of the representations and warranties made by us and the performance of the covenants;

- the absence of material adverse changes in the financial markets or in our business; and

- our delivery of customary closing documents and the delivery of legal opinions to the underwriter.

Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are purchased. However, the underwriter is not obligated to purchase or pay for the shares of our common stock covered by the underwriter's over-allotment option described below, unless and until such option is exercised.

Over-Allotment Option. We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 164,759 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus.

Commissions and Expenses. The underwriter proposes to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $0.095 per share. The underwriter may allow, and the dealers may re-allow, a concession not in excess of $0.285 per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriter may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriter and the proceeds we will receive before other expenses related to this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares of our common stock.

.

	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$ 10,434,781	$11,999,991.50
Underwriting discount and commissions payable by us (1)	$ 434,913	$ 513,173.50
Proceeds to us (before expenses) (1)	$ 9,999,868	$11,486,818.00

(1) The underwriting discount is $0.475 per share, except with respect to the sale of 228,490 shares to be sold to certain of our shareholders for which the underwriting discount is $0.095 per share.

In compliance with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the aggregate maximum discount, commission, agency fees, or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement.

Indemnity. We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

Lock-Up Agreement. We and each of our directors and executive officers, have agreed, for a period of 90 days from the date of this prospectus not to, without the prior written consent of the underwriter, (a) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or file any registration statement under the Securities Exchange Act of 1933, as amended, with respect to any of the foregoing or (b) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap or transaction described in clause (a) or (b) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, subject to certain specified exceptions.

The 90-day restricted period described above is subject to extension under limited circumstance. In the event that either (a) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the applicable restricted period and ends on the last day of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (b) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the restrictions set forth in the underwriting agreement will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which we issue the earnings release or the material news or event related to us occurs.

Stabilization. In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

- Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

- Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

- Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which the underwriter may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

- Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriter and selected dealers, if any, who are qualified market makers on The Nasdaq Global Market, may engage in passive market making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Expense Reimbursement. The underwriter will bear its own out-of-pocket expenses; *provided, however,* that we will reimburse the underwriter for $50,000 of the costs and expenses of the underwriter in connection with the offering (including, without limitation, those reasonable fees related to outside counsel, due diligence, travel and out-of-pocket expenses), and will reimburse the underwriter for up to an additional $25,000 of reasonable, documented costs and expenses of the underwriter in connection with the offering.

Our Relationship with the Underwriter. We expect FIG Partners, LLC and some of their respective affiliates to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses in the future, and may continue to receive compensation for such services.

Our common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions.

A prospectus supplement and an accompanying prospectus in electronic format will be made available on the Internet sites or through other online services maintained by the underwriter and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate specific number of shares for sale to online brokerage account holders. Any such allocations for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus supplement and an accompanying prospectus in electronic format, the information on the underwriter's or selling group member's website and any information contained in any other website maintained by the underwriter or selling group member is not part of the prospectus supplement and an accompanying prospectus or the registration statement of which this prospectus supplement and an accompanying prospectus forms a part, has not been approved and/or endorsed by us or the underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The principal business address of FIG Partners, LLC is 1175 Peachtree St., NE, 100 Colony Square, Suite 2250, Atlanta, Georgia.

LEGAL OPINIONS

Ellis, Painter, Ratterree & Adams LLP, Savannah, Georgia and Alston & Bird LLP, Atlanta, Georgia, will pass on certain legal matters in connection with the validity of the common stock offered by this prospectus supplement. J. Wiley Ellis, a partner at Ellis, Painter, Ratterree & Adams LLP, serves as Chairman of the board of directors of the Company and Savannah. He is also a director of Bryan and Minis. Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina, has represented the underwriter.

EXPERTS

The audited consolidated financial statements of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2009 and 2008 and each of the years in the three-year period ended December 31, 2009 incorporated by reference in this prospectus supplement and accompanying prospectus have been audited by Mauldin & Jenkins Certified Public Accountants, LLC, independent registered public accountants, as set forth in their report thereon, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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PROSPECTUS

THE SAVANNAH BANCORP, INC.

Debt Securities
Common Stock
Preferred Stock
Warrants
Rights

We may offer, from time to time, up to $12,000,000 of our debt securities, common stock, preferred stock, warrants, or rights, which we collectively refer to as the "securities." We may offer and sell any combination of the securities described in this prospectus in different series at times, in amounts, at prices and on terms to be determined at or prior to the time of each offering.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you make your investment decision. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The supplements to this prospectus will describe the terms of any offering of these securities, including any underwriting arrangements. See "Plan of Distribution."

Our common stock is listed on the NASDAQ Global Market under the trading symbol "SAVB." Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

You should carefully read and consider the risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission before your invest in our securities.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_____
Prospectus dated December 2, 2009.

TABLE OF CONTENTS

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. No person is authorized to give any information or represent anything not contained in this prospectus or any prospectus supplement. We are only offering the securities in places where sales of those securities are permitted. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement or information incorporated by reference herein or therein, is current as of any date other than the date of such information. Our business, financial condition, results of operations and prospects may have changed since that date. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the manner in which the securities will be offered. We urge you to read this prospectus, any accompanying prospectus supplement and other offering material together with additional information described under the heading "Incorporation of Certain Information By Reference."

In this prospectus, we refer to debt securities, common stock, preferred stock, warrants and rights collectively as the "securities." The terms "we," "our," "ours" and "us" refer to The Savannah Bancorp, Inc. and our consolidated subsidiaries, except that in the discussion of the capital stock and related matters, these terms refer solely to The Savannah Bancorp, Inc. and not to any of its subsidiaries.

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov and through the NASDAQ Global Select Market, One Liberty Plaza, 165 Broadway, New York, NY 10006, on which our common stock is listed.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus and any prospectus supplement. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC's rules allow us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

· our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

· our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009;

· the description of our common stock contained in our Registration Statement on Form S-1 dated February 8, 1990 (including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our common stock); and

· all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus and before the termination of the applicable offering (except for information furnished to the SEC that is not deemed to be "filed" for purposes of the Exchange Act).

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the information that has been incorporated by reference into this prospectus, excluding exhibits to those documents, unless they are specifically incorporated by reference into those documents. These documents are available on our website at http://www.savb.com. You can also request those documents from our Corporate Secretary at the following address:


25 Bull Street
Savannah, Georgia 31401
(912) 629-6500


Except as expressly provided above, no other information, including information on our website, is incorporated by reference into this prospectus.

SPECIAL NOTE ON FORWARD LOOKING STATEMENTS AND RISK FACTORS

Certain of the statements in this prospectus and the other documents incorporated by reference in this prospectus, particularly those anticipating future performance, business prospects, growth and operating strategies, proposed acquisitions, and similar matters, and those that include the words "believes," "anticipates," "forecast," "estimates" or similar expressions constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. For those statements, The Savannah Bancorp claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. There can be no assurance that the forward-looking statements will be accurate because they are based on many assumptions, which involve risks and uncertainties.

The following important factors could cause future results to differ:

· the effects of the current economic crisis and general business conditions, including, without limitation, the continuing dramatic deterioration of the subprime, mortgage, credit and liquidity markets, as well as the Federal Reserve's actions with respect to interest rates;

· the effects of and changes in trade, monetary and fiscal policies, as well as legislative and regulatory changes, including changes in banking, securities and tax laws and regulations, as well as changes affecting financial institutions' ability to lend and otherwise do business with consumers;

- the risks of changes in interest rates and the yield curve on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest rate sensitive assets and liabilities;

- risks related to loans secured by real estate, including further adverse developments in the real estate markets that would decrease the value and marketability of collateral;

- the inability of the Company to raise additional capital or to pursue other strategic initiatives;

- adverse conditions in the stock market and other capital markets and the impact of those conditions on our capital markets and capital management activities, including our investment and wealth management advisory businesses;

- changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which the Company is perceived in such markets;

- the effects of harsh weather conditions, including hurricanes;

- changes in United States foreign or military policy;

- the timely development of competitive new products and services by the Company and the acceptance of those products and services by new existing customers;

- the willingness of customers to accept third-party products marketed by us;

- the willingness of customers to substitute competitors' products and services for the Company's products and services and vice versa;

- the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance);

- technological changes;

- changes in consumer spending and saving habits;

- the effect of corporate restructuring, acquisitions or dispositions, including the actual restructuring and other related charges and the failure to achieve the expected gains, revenue growth or expense savings from such corporate restructuring, acquisitions or dispositions;

- the growth and profitability of our noninterest or fee income being less than expected;

- unanticipated regulatory or judicial proceedings;

- the impact of changes in accounting policies by the SEC or the Financial Accounting Standards Board;

- the limited trading activity of our common stock;

- the effects of our lack of a diversified loan portfolio, including the risks of geographic concentrations;

- adverse changes in the financial performance and/or condition of our borrowers, which could impact the repayment of those borrowers' outstanding loans;

- the success of the Company at managing the risks involved in the foregoing; and

- other risks identified in The Savannah Bancorp's SEC reports and public announcements.

We do not have any intention or obligation to update forward-looking statements to reflect new information, future events or risks or the eventual outcome of the facts underlying the forward-looking statements. New information, future events or risks may cause the forward-looking events we discuss in this prospectus not to occur or to occur in a manner different from what we expect.

The risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and as updated in any future filings with the SEC, could cause our results to differ materially from those expressed in forward-looking statements. There may also be other risks that we are unable to predict at this time.

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COMPANY SUMMARY

The Company was incorporated as a Georgia business corporation on October 5, 1989, for the purpose of becoming a bank holding company. The Company became a bank holding company within the meaning of the Federal Bank Holding Company Act and the Georgia Bank Holding Company Act upon the acquisition of 100 percent of the common stock of The Savannah Bank, National Association ("Savannah") on August 22, 1990.

On December 15 1998, the Company acquired Bryan Bancorp of Georgia, Inc. ("Bryan"), the bank holding company for Bryan Bank & Trust ("Bryan Bank"), and Bryan Bank became a wholly-owned subsidiary of the Company.

On February 6, 2006, the Company formed Harbourside Community Bank ("Harbourside"), a federal stock savings bank, located on Hilton Head Island, South Carolina. Effective September 30, 2009, the Company merged the charter of Harbourside into Savannah.

The Company acquired all of the net assets of Minis & Co., Inc. ("Minis") as of August 31, 2007. The net assets of Minis were incorporated into a new, wholly-owned subsidiary of the Company which operates under the name of Minis & Co., Inc. Minis is a registered investment advisor based in Savannah, Georgia, offering a full line of investment management services.

On September 30, 2008, the Company formed a new subsidiary, SAVB Holdings, LLC ("SAVB Holdings"), to hold previously identified problem loans (including problem and nonperforming loans) and foreclosed real estate ("OREO") primarily from its Harbourside subsidiary.

Savannah, Bryan Bank, Minis and SAVB Holdings are the four operating subsidiaries of the Company. The two bank subsidiaries, collectively, are referred to as the "Subsidiary Banks" or "Banks". Savannah received its charter from the Office of the Comptroller of the Currency ("OCC") to commence business and opened for business on August 22, 1990. Bryan Bank received its charter from the Georgia Department of Banking and Finance ("GDBF") in December 1989. The deposits at the Subsidiary Banks are insured by the Federal Deposit Insurance Corporation ("FDIC").

As of September 30, 2009, Savannah had eight full service offices and one loan production office, total assets of $766 million, total loans of $640 million, total deposits of $665 million, total shareholders' equity of $61 million and $2.7 million in net income for the nine months then ended. As of September 30, 2009, Bryan Bank had two full service offices, total assets of $254 million, total loans of $212 million, total deposits of $217 million, total shareholders' equity of $22 million and net income of $2.2 million for the nine months then ended. Harbourside had a net loss of $2.4 million for the nine months ended September 30, 2009 prior to its merger with Savannah.

In September 2005, the Company formed SAVB Properties, LLC for the primary purpose of owning a 50 percent interest in two real estate partnerships. Johnson Square Associates, a Georgia general partnership, owns a seven-story, 35,000 square foot building at 25 Bull Street on Johnson Square in downtown Savannah. The Company currently leases approximately 25 percent of this space for its corporate headquarters and the main office of Savannah. Whitaker Street Associates, a Georgia Limited Partnership, owns the 80' x 200' parking lot directly across Whitaker Street from 25 Bull Street.

Under an agreement with the City of Savannah, the parking lot was recently re-developed as part of a 3 acre, 1100 space underground parking garage. The partnership's surface parking lot was restored and now includes the structural foundation adequate to support a 6-story building, the maximum height allowed on this property by city ordinances. This lot adjoins Ellis Square, one of Savannah's original squares, which is being restored by the City of Savannah.

DESCRIPTION OF SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of our debt securities, common stock, preferred stock, warrants and rights that we may offer from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the related prospectus supplement and other offering material.

DESCRIPTION OF DEBT SECURITIES

General

Unless stated otherwise in the applicable prospectus supplement, the following description outlines the material terms of the senior debt securities and the subordinated debt securities, which we collectively refer to as the debt securities, that we may offer from time to time. The specific terms of any debt securities we may offer and the extent, if any, to which these general terms and provisions may or may not apply to the debt securities will be described in the applicable prospectus supplement relating to the particular series of debt securities.

We will issue the senior debt securities under an indenture which we will enter into with a trustee to be determined at the time of an offering of such securities. We will issue the subordinated debt securities under a separate indenture which we also will enter into with a trustee to be determined at the time of an offering of such securities. The indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended, or the "Trust Indenture Act," and we may supplement the indentures from time to time after we execute them according to their terms.

The following description of the debt securities may not be complete and is subject to and qualified in its entirety by reference to the form of either the senior or the subordinated indenture relating to the particular series of debt securities, each of which we have filed as an exhibit to the registration statement that contains this prospectus. Capitalized terms used but not defined in this description will have the meanings given to them in the indentures. Wherever we refer to particular sections or defined terms of the indentures, it is our intent that those sections or defined terms will be incorporated by reference into this prospectus.

Terms

The debt securities will be our direct, unsecured obligations. The indebtedness represented by the senior debt securities will rank equally with all our other unsecured and unsubordinated debt but will be subordinated to all of our existing and future secured indebtedness, but only to the extent of the applicable collateral. The indebtedness represented by the subordinated debt securities will rank junior to our senior debt in right of payment, under the terms set forth in the subordinated indenture, and will be subject to our prior payment in full of our senior debt, all as described below under "—Subordination."

The indentures will not limit the aggregate principal amount of debt securities that we may issue; however, the amount of debt securities we offer will be limited to the amount described on the cover of this prospectus. We may issue debt securities, in one or more series from time to time, as our board of directors may establish by resolution or as we may establish in one or more supplemental indentures. We may issue debt securities with terms different from those of debt securities we previously issued. We may issue debt securities of the same series at more than one time and, unless prohibited by the terms of the series, we may reopen a series for issuances of additional debt securities, without the consent of the holders of the outstanding debt securities of that series. The debt securities may be denominated and payable in foreign currencies or units based on or related to foreign currencies. Special United States federal income tax considerations applicable to any debt securities denominated in foreign currencies will be described in the applicable prospectus supplement.

Each indenture will permit more than one trustee under the indenture, each with respect to one or more series of the debt securities. Any trustee under an indenture may resign or be removed with respect to one or more series of the debt securities, and a successor trustee may be appointed to act with respect to that series. Upon prior written notice, a trustee may be removed by act of the holders of a majority in principal amount of the outstanding debt securities of the series with respect to which the trustee acts as trustee. If two or more persons are acting as trustee with respect to different series of debt securities, each trustee will be a trustee of a trust under the applicable indenture unrelated to the trust administered by any other trustee. Except as otherwise stated in this prospectus, any action described in this prospectus to be taken by each trustee may only be taken by the trustee with respect to the one or more series of debt securities for which it is trustee under the applicable indenture.

You should refer to the applicable prospectus supplement relating to a particular series of debt securities for the specific terms of the debt securities, including, but not limited to:

(1) the title of the debt securities of the series and whether the debt securities are senior debt securities or subordinated debt securities;

(2) the aggregate principal amount of the debt securities of the series;

(3) the price (expressed as a percentage of the principal amount of the debt securities) at which we will issue the debt securities of the series;

(4) the terms, if any, by which holders may convert or exchange the debt securities of the series into or for common stock or other of our securities or property;

(5) if the debt securities of the series are convertible or exchangeable, any limitations on the ownership or transferability of the securities or property into which holders may convert or exchange the debt securities;

(6) the date or dates, or the method for determining the date or dates, on which we will be obligated to pay the principal of the debt securities of the series and the amount of principal we will be obligated to pay;

(7) the rate or rates, which may be fixed or variable, at which the debt securities of the series will bear interest, if any, or the method by which the rate or rates will be determined;

(8) the date or dates, or the method for determining the date or dates, from which any interest will accrue on the debt securities of the series, the dates on which we will be obligated to pay any such interest, the regular record dates if any, for the interest payments, or the method by which the dates shall be determined, the persons to whom we will be obligated to pay interest, and the basis upon which interest shall be calculated if other than that of a 360-day year consisting of twelve 30-day months;

(9) the place or places where the principal of, and any premium, Make-Whole Amount (as defined in the indentures), interest or Additional Amounts (as defined in the indentures) on, the debt securities of the series will be payable, where the holders of the debt securities may surrender debt securities for conversion, transfer or exchange, and where notices or demands to or upon us in respect of the debt securities and the indentures may be served;

(10) if other than the trustee, the identity of each security registrar and/or paying agent for debt securities of the series;

(11) the period or periods during which, the price or prices (including any premium or Make-Whole Amount) at which, the currency or currencies in which, and the other terms and conditions upon which, we may redeem the debt securities of the series, at our option, if we have such an option;

(12) any obligation of ours to redeem, repay or purchase debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of debt securities, and the terms and conditions upon which we will redeem, repay or purchase all or a portion of the debt securities of the series pursuant to that obligation;

(13) the currency or currencies in which we will sell the debt securities and in which the debt securities of the series will be denominated and payable;

(14) whether the amount of payment of principal of, and any premium, Make-Whole Amount, or interest on, the debt securities of the series may be determined with reference to an index, formula or other method and the manner in which the amounts will be determined;

(15) whether the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, the debt securities of the series are to be payable, at our election or at the election of the holder of the debt securities, in a currency or currencies other than that in which the debt securities are denominated or stated to be payable, the

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period or periods during which, and the terms and conditions upon which, this election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies in which the debt securities are denominated or stated to be payable and the currency or currencies in which the debt securities will be payable;

(16) any provisions granting special rights to the holders of the debt securities of the series at the occurrence of certain events;

(17) any additions to, modifications of or deletions from the terms of the debt securities with respect to the events of default or covenants contained in the applicable indenture;

(18) whether the debt securities of the series will be issued in definitive or book-entry form, represented by a global security, and the related terms and conditions;

(19) whether the debt securities of the series will be in registered or bearer form and the terms and conditions relating to the applicable form, and if in registered form, the denomination in which we will issue the debt securities if other than $1,000 or a multiple of $1,000 and, if in bearer form, the denominations in which we will issue the debt securities if other than $5,000 or a multiple of $5,000;

(20) the applicability, if any, of the defeasance or covenant defeasance provisions described below under " — Discharge, Defeasance and Covenant Defeasance" on any series of debt securities;

(21) any applicable United States federal income tax consequences, including whether and under what circumstances we will pay any Additional Amounts as contemplated in the applicable indenture on the debt securities, to any holder who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if we will pay Additional Amounts, whether we will have the option, and on what terms to redeem the debt securities instead of paying the Additional Amounts;

(22) whether we may extend the interest payment periods and, if so, the terms of any extension;

(23) if the principal amount payable on any maturity date will not be determinable on any one or more dates prior to the maturity date, the amount which will be deemed to be the principal amount as of any date for any purpose, including the principal amount which will be due and payable upon any maturity other than the maturity date, or the manner of determining that amount;

(24) any other covenant or warranty included for the benefit of the debt securities of the series;

(25) any proposed listing of the debt securities of the series on any securities exchange; and

(26) any other terms of such debt securities not inconsistent with the provisions of the applicable indenture.

The debt securities of a series may provide for less than their entire principal amount to be payable if we accelerate the maturity of the debt securities as a result of the occurrence and continuation of an event of default. If this is the case, the debt securities would have what is referred to as "original issue discount." Any special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

We may issue debt securities of a series from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of these debt securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on the applicable dates of the applicable currency, commodity, equity index or other factors.

Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be described in the applicable prospectus supplement.

The indentures will not contain any provisions that afford holders of the debt securities protection in the event we engage in a transaction in which we incur or acquire a large amount of additional debt.

Denominations, Interest, Registration and Transfer

Unless stated otherwise in the applicable prospectus supplement, debt securities we issue in registered form of any series will be issued in denominations of $1,000 and multiples of $1,000 and debt securities we issue in bearer form will be issued in denominations of $5,000 and multiples of $5,000.

The principal of, and any premium, Make-Whole Amount, or interest on, any series of debt securities will be payable in the currency designated in the applicable prospectus supplement and except as described otherwise in the applicable prospectus supplement, at the corporate trust office of the trustee. At our option, however, payment of interest may be made by check mailed to the address of the person entitled to the interest payment as it appears in the security register for the series or by wire transfer of funds to that person at an account maintained within the United States. We will have the right to require a holder of debt securities, in connection with any payment on such debt securities, to certify information to us or, in the absence of such certification, we will be entitled to rely on any legal presumption to enable us to determine our obligation, if any, to deduct or withhold taxes, assessments or governmental charges from such payment. We may at any time designate additional paying agents, remove any paying agents, or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for any series of debt securities. All monies we pay to a paying agent for the payment of principal of, or any premium, Make-Whole Amount, interest or Additional Amounts on, any debt security which remains unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to us, subject to any applicable law. After this time, the holder of the debt security will be able to look only to us for payment.

Any interest we do not punctually pay on any interest payment date with respect to a debt security will be defaulted interest and will cease to be payable to the holder on the original regular record date and may either:

(1) be paid to the holder at the close of business on a special record date for the payment of defaulted interest to be fixed by the applicable trustee; or

(2) be paid at any time in any other lawful manner, all as more completely described in the applicable indenture.

If the defaulted interest is to be paid on a special record date, notice of the special record date will be mailed to each holder of such debt security not less than ten days before the special record date.

Subject to certain limitations imposed on debt securities issued in book-entry form, debt securities of any series will be exchangeable for other debt securities of the same series and with the same total principal amount and authorized denomination upon surrender of the debt securities at the corporate trust office of the applicable trustee. In addition, subject to limitations imposed upon debt securities issued in book-entry form, the debt securities of any series may be surrendered for conversion, transfer or exchange at the corporate trust office of the applicable trustee. Every debt security surrendered for conversion, transfer or exchange will be duly endorsed or accompanied by a written instrument of transfer. There will be no service charge on any transfer or exchange of debt securities, but we may require payment by holders to cover any tax or other governmental charge payable in connection with the transfer or exchange.

If the applicable prospectus supplement refers to us designating a transfer agent (in addition to the applicable trustee) for any series of debt securities, we may at any time remove the transfer agent or approve a change in the location at which the transfer agent acts, provided that we maintain a transfer agent in each place of payment for any series of debt securities. We may at any time designate additional transfer agents with respect to any series of debt securities.

Neither we nor any trustee will be required to do any of the following:

(1) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before there is a selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing or publication of the relevant notice of redemption;

(2) register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being only partially redeemed;

(3) exchange any debt security in bearer form that is selected for redemption, except a debt security in bearer form may be exchanged for a debt security in registered form of that series and like denomination, provided that the debt security in registered form shall be simultaneously surrendered for redemption or exchange; or

(4) issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of the debt security that is not to be repaid.

Book-Entry Delivery and Settlement

Global Notes

We will issue debt securities in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of The Depository Trust Company, or "DTC," and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC in the United States, Clearstream Banking, societe anonyme, Luxembourg, which we refer to as "Clearstream," or Euroclear Bank S.A./ N.V., as operator of the Euroclear System, which we refer to as "Euroclear," in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their U.S. depositaries, which in turn will hold such interests in customers' securities accounts in the U.S. depositaries' names on the books of DTC.

DTC has advised that:

(1) DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Exchange Act.

(2) DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates.

(3) Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, some of whom, and/or their representatives, own DTC.

(4) DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

(5) Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

(6) The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

Clearstream has advised that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters for any series of debt securities. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

Euroclear has advised that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters for any series of debt securities. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. We do not take any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

(1) upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

(2) ownership of debt securities will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in debt securities represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of debt securities represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or a global note.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of debt securities by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the debt securities.

Payments on debt securities represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on debt securities represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Distributions on debt securities held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.
Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, which we refer to collectively as the "Terms and Conditions." The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on debt securities held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for debt securities will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European

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international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving debt securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of debt securities received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in debt securities settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of debt securities by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of debt securities among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

Individual certificates in respect of debt securities will not be issued in exchange for the global notes, except in very limited circumstances. We will issue or cause to be issued certificated notes to each person that DTC identifies as the beneficial owner of debt securities represented by a global note upon surrender by DTC of the global note if:

- DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;
- an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or
- we determine not to have the applicable series of debt securities of such series represented by a global note.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of debt securities. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

Merger, Consolidation or Sale

Each indenture will provide that we may consolidate with, or sell, lease or otherwise transfer all or substantially all of our assets to, or merge with or into, any other corporation or trust or entity provided that:

(1) we are the survivor in the merger, or the survivor, if not us, is an entity organized under the laws of the United States or a state of the United States and expressly assumes by supplemental indenture the due and punctual payment of the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, all of the outstanding debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in each indenture;

(2) immediately after giving effect to the transaction and treating any indebtedness that becomes an obligation of ours or one of our subsidiaries as a result of the transaction, as having been incurred by us or the subsidiary at the time of the transaction, there is no event of default under the indenture, and no event which, after notice or the lapse of time, or both, would become an event of default;

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(3) if, as a result of the transaction, our property or assets would be subject to an encumbrance that would not be permitted under the indenture, we shall take steps to secure the debt securities equally and ratably with all indebtedness secured in the transaction; and

(4) certain other conditions that are described in the indentures are met.

Upon any such consolidation, merger, or sale, the successor corporation formed, or into which we are merged or to which we are sold, shall succeed to, and be substituted for, us under the indentures.

This covenant would not apply to any recapitalization transaction, change of control of us or a transaction in which we incur a large amount of additional debt unless the transactions or change of control included a merger or consolidation or transfer of substantially all of our assets. Unless stated otherwise in the applicable prospectus supplement, there will be no covenants or other provisions in the indentures providing for a put or increased interest or that would otherwise afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of us or a transaction in which we incur or acquire a large amount of additional debt.

Certain Covenants of the Debt Securities

Unless stated otherwise in the applicable prospectus supplement for a particular series of debt securities, each indenture will contain the provisions described below.

Except as permitted under "— Merger, Consolidation or Sale" above, we will do or cause to be done all things necessary to preserve and keep our legal existence, rights and franchises in full force and effect; provided, however, that we will not be required to preserve any right or franchise if we determine that the preservation of that right or franchise is no longer desirable in the conduct of our business and that its loss is not disadvantageous in any material respect to the holders of any debt securities.

We will cause all of our material properties used or useful in the conduct of our business or the business of any of our subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and we will cause to be made all necessary repairs, renewals, replacements, betterments and improvements for those properties, as we in our judgment believe is necessary so that we may carry on the business related to those properties properly and advantageously at all times; provided, however, that we will not be prevented from selling or otherwise disposing of our properties or the properties of our subsidiaries in the ordinary course of business.

We will pay or discharge, or cause to be paid or discharged, before they become delinquent,

(1) all taxes, assessments and governmental charges levied or imposed upon us or any of our subsidiaries or upon income, profits or property of us or our subsidiaries; and

(2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or any subsidiary of ours;

provided, however, that we will not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate proceedings.

We may choose not to comply with any term, provision or condition of the foregoing covenants, or with certain other terms, provisions or conditions with respect to the debt securities of a series (except any such term, provision or condition which could not be amended without the consent of all holders of such series), if before or after the time for compliance with the covenant, term, provision or condition, the holders of at least a majority in principal amount of all outstanding debt securities of the series either waive compliance in that instance or generally waive compliance with that covenant or condition. Unless the holders expressly waive compliance with a covenant and the waiver has become effective, our obligations and the duties of the trustee in respect of the term, provision, or condition will remain in full force and effect.

Any additional covenants with respect to any series of debt securities will be described in the applicable prospectus supplement.

Events of Default, Notice and Waiver

Unless stated otherwise in the applicable prospectus supplement for any series of debt securities, each of the following "Events of Default" will be set forth in the indentures and will be applicable to each series of debt securities we may issue under those indentures:

(1) we fail for 30 days to pay any installment of interest or any Additional Amounts payable on any debt security of that series;

(2) we fail to pay the principal of, or any premium or Make-Whole Amount on, any debt security of that series when due, either at maturity, redemption or otherwise;

(3) we fail to make any sinking fund payment when due as required for any debt security of that series;

(4) we default in the performance of or breach any other covenant or agreement we made in the indenture that is applicable to the debt securities of that series other than a covenant added to the indenture solely for the benefit of another series of debt securities, which default or breach has continued for 60 days after written notice as provided for in accordance with the applicable indenture by the applicable trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the affected series;

(5) we default under a bond, debenture, note or other evidence of indebtedness for money borrowed by us in an amount to be set forth in the indenture governing the notes (other than non-recourse indebtedness) under the terms of the instrument under which the indebtedness is issued or secured, which default has caused the indebtedness to become due and payable earlier than it would otherwise have become due and payable, and the acceleration has not been rescinded or annulled, or the indebtedness is discharged, or there is deposited in trust enough money to discharge the indebtedness, within 30 days after written notice was provided to us in accordance with the indenture;

(6) certain events of bankruptcy, insolvency or reorganization occur; and

(7) any other event of default specified in the applicable prospectus supplement occurs.

Acceleration of Debt Securities

If there is a continuing event of default under an indenture with respect to outstanding debt securities of a series, then the applicable trustee or the holders of not less than 25% of the total principal amount of the outstanding debt securities of that series, voting as a single class, may declare immediately due and payable the principal amount or other amount as may be specified in the terms of the debt securities of, and any specified premium or Make-Whole Amount on, all of the debt securities of that series. However, at any time after a declaration of acceleration with respect to any or all debt securities of a series then outstanding has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of not less than a majority in principal amount of the outstanding debt securities of that series may cancel the acceleration if:

(1) we deposit with the applicable trustee all required payments of the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts, on the applicable debt securities, plus certain fees, expenses, disbursements and advances of the applicable trustee; and

(2) all events of default, other than the nonpayment of accelerated principal, premium, Make-Whole Amount or other amounts or interest, with respect to the applicable debt securities have been cured or waived as provided in the indenture.

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Each indenture also will provide that the holders of not less than a majority in principal amount of the applicable outstanding debt securities of any series may waive any past default with respect to those debt securities and its consequences, except a default consisting of:

(1) our failure to pay the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, any debt security; or

(2) a default relating to a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holders of each outstanding debt security affected by the default.

The trustee generally will be required to give notice to the holders of the debt securities of each affected series within 90 days of a default of which the trustee has actual knowledge under the indenture unless the default has been cured or waived. The trustee may withhold a notice of default unless the default relates to:

(1) our failure to pay the principal of, or any premium, Make-Whole Amount, interest or Additional Amounts on, a debt security of that series; or

(2) any sinking fund installment for any debt security of that series, if the responsible officers of the trustee consider it to be in the interest of the holders.

Each indenture will provide that no holder of debt securities of any series may institute a proceeding with respect to the indenture or for any remedy under the indenture, unless the applicable trustee fails to act, for 60 days, after (1) it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of the series, as well as an offer of indemnity reasonably satisfactory to the trustee and (2) no direction inconsistent with such written request has been given to the trustee during that 60 day period by the holders of a majority in principal amount of the outstanding debt securities of the series. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, debt securities at their respective due dates.

Subject to provisions in each indenture relating to the trustee's duties in case of default, the trustee will not be under any obligation to exercise any of its rights or powers under any indenture at the request or direction of any holders of any series of debt securities then outstanding, unless the holders have offered to the trustee security or indemnity satisfactory to it. Subject to these provisions for the indemnification of the trustee, the holders of not less than a majority in principal amount of the applicable outstanding debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the applicable indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of the applicable series not joining in the direction.

Within 120 days after the close of each fiscal year, we must deliver to each trustee a certificate, signed by one of several specified officers, stating such officer's knowledge of our compliance with all the conditions and covenants under the applicable indenture and, in the event of any noncompliance, specifying such noncompliance and the nature and status of the noncompliance.

Modification of the Indenture

Modification and amendment of an indenture may be made only with the consent of the holders of not less than a majority in principal amount of all outstanding debt securities issued under the indenture which are affected by the modification or amendment. However, no modification or amendment may, without the consent of the holder of each debt security affected, do any of the following:

(1) change the stated maturity of the principal of, or any premium, Make-Whole Amount, installment of principal of, interest or Additional Amounts payable on, any debt security;

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(2) reduce the principal amount of, or the rate or amount of interest on, any premium, Make-Whole Amount payable on redemption of or any Additional Amounts payable with respect to, any debt security;

(3) reduce the amount of principal of an original issue discount security, indexed security or any Make-Whole Amount that would be due and payable upon declaration of acceleration of the maturity of an original issue discount security or indexed security, or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any debt security;

(4) change the place of payment or the currency or currencies of payment of the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, any debt security;

(5) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

(6) reduce the percentage of the holders of outstanding debt securities of any series necessary to modify or amend the applicable indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder, or to reduce the quorum or voting requirements contained in the applicable indenture;

(7) make any change that adversely affects the right to convert or exchange any security or decrease the conversion or exchange rate or increase the conversion or exchange price of any security; or

(8) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of the debt security.

We and the relevant trustee may modify or amend an indenture, without the consent of any holder of debt securities, for any of the following purposes:

(1) to evidence the succession of another person to us as obligor under the indenture;

(2) to add to the covenants of the Company for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in the indenture;

(3) to add events of default for the benefit of the holders of all or any series of debt securities;

(4) to add or change any provisions of an indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect;

(5) to add, change or eliminate any provisions of an indenture, provided that any such addition, change or elimination shall

- become effective only when there are no outstanding debt securities of any series created prior to the change or elimination which are entitled to the benefit of the applicable provision; or
- not apply to any outstanding debt securities created prior to the change or elimination;

(6) to secure the debt securities;

(7) to establish the form or terms of debt securities of any series, including the provisions and procedures, if applicable, for the conversion of the debt securities into our common stock or other of our securities or property;

(8) to provide for the acceptance or appointment of a successor trustee or facilitate the administration of the trusts under an indenture by more than one trustee;

(9) to cure any ambiguity, defect or inconsistency in an indenture, provided that the action does not adversely affect the interests of holders of debt securities of any series issued under the indenture;

(10) to close an indenture with respect to the authentication and delivery of additional series of debt securities or to qualify, or maintain qualification of, an indenture under the Trust Indenture Act;

(11) to supplement any of the provisions of an indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of the debt securities; provided that, in each case above, the action does not adversely affect the interests of the holders of the debt securities of any series in any material respect; or

(12) to make any provisions with respect to the conversion or exchange rights of the holders of any debt securities, including providing for the conversion or exchange of any debt securities into any of our securities or property.

Subordination

Unless stated otherwise in the applicable prospectus supplement for a particular series of subordinated debt securities, or as described below, the following subordinated indenture provisions will apply to the subordinated debt securities.

The subordinated debt securities will be unsecured and subordinated in right of payment to all of our existing and future secured and senior debt. As a result, upon any distribution to our creditors in a liquidation, dissolution, bankruptcy, insolvency or reorganization, the payment of the principal of and interest on the subordinated debt securities will be subordinated to the extent provided in the subordinated indentures in right of payment to the prior payment in full of all our senior debt and our secured debt. Our obligation to make payments of the principal of and interest on the subordinated debt securities will not otherwise be affected.

We may not make payments of principal or interest on the subordinated debt securities at any time we are in default on any payment with respect to our senior debt, or we have defaulted on any of our senior debt resulting in the acceleration of the maturity of the senior debt, or if there is a judicial proceeding pending with respect to our default on our senior debt, and we have received notice of the default. We may resume payments on the subordinated debt securities when the default is cured or waived if the subordination provisions of the subordinated indenture will permit us to do so at that time. After we have paid all of our senior debt in full, holders of subordinated debt securities will still be subrogated to the rights of holders of our senior debt for the amount of distributions otherwise payable to holders of the subordinated debt securities until the subordinated debt securities are paid in full.

If payment or distribution on account of the subordinated debt securities of any character or security, whether in cash, securities or other property, is received by a holder of any subordinated debt securities, including any applicable trustee, in contravention of any of the terms of the applicable indenture and before all our senior debt has been paid in full, that payment or distribution or security will be received in trust for the benefit of, and must be paid over or delivered and transferred to, holders of our senior debt at the time outstanding in accordance with the priorities then existing among those holders for application to the payment of all senior debt remaining unpaid to the extent necessary to pay all senior debt in full.

Upon payment or distribution of assets to creditors upon insolvency, bankruptcy, receivership, reorganization, marshalling of assets and liabilities or similar proceedings or any liquidation, dissolution or winding up of or relating to our company as a whole, whether voluntary or involuntary, the holders of all senior debt securities will first be entitled to receive payment in full before holders of the outstanding subordinated debt securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the outstanding subordinated debt securities.

After we have paid in full all sums we owe on our senior debt, the holders of the subordinated debt securities, if so issued, together with the holders of our obligations ranking on a parity with the subordinated debt securities, will be entitled to be paid from our remaining assets the amounts at the time due and owing on the subordinated debt securities and the other obligations. We will make payment on subordinated debt securities before we make any payment or other distribution, whether in cash, property or otherwise, on account of any capital stock or obligations ranking junior to subordinated debt securities.

By reason of this subordination, if we become insolvent, holders of senior debt, as well as certain of our general creditors, may receive more, and holders of subordinated debt securities may receive less, than our other creditors, including holders of any of our senior debt securities. This subordination will not prevent the occurrence of any event of default on the subordinated debt securities.

The subordinated indenture will define senior debt as the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of the types of debt generally described below:

(1) debt for money we have borrowed;

(2) debt evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations) whether or not given in connection with the acquisition of any business, property or assets, whether by purchase, merger, consolidation or otherwise, but not any account payable or other obligation created or assumed in the ordinary course of business in connection with the obtaining of materials or services;

(3) debt which is a direct or indirect obligation which arises as a result of banker's acceptances or bank letters of credit issued for our account;

(4) debt secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on our property;

(5) our obligation as lessee under any lease of property which is reflected on our balance sheet as a capitalized lease;

(6) any deferral, amendment, renewal, extension, supplement, modification or refunding of any liability of the kind described in any of the preceding paragraphs (1) through (5);

(7) our obligations to make payments under the terms of financial instruments such as securities contracts and foreign currency exchange contracts, derivative instruments and other similar financial instruments; and

(8) every obligation or debt of the kind described in the preceding paragraphs (1) through (7) of another person and all dividends of another person the payment of which, in either case, we have guaranteed or for which we are responsible or liable, directly or indirectly, as obligor or otherwise; and

provided, however, that, in computing our debt, any particular debt will be excluded if:

(1) upon or prior to the maturity thereof, we have deposited in trust with a depositary, money (or evidence of indebtedness if permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem or satisfy that debt as it becomes due, and the amount so deposited will not be included in any computation of our assets; and

(2) we have delivered an officers' certificate to the trustee that certifies that we have deposited in trust with the depositary the sufficient amount.

Senior debt will exclude the following:

(1) any debt referred to in paragraphs (1) through (5) above as to which, in the instrument creating or evidencing the debt or under which the debt is outstanding, it is provided that the debt is not superior in right of payment to our subordinated debt securities, or ranks equal with the subordinated debt securities;

(2) our subordinated debt securities;

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(3) any debt of ours which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to us;

(4) any debt of ours for wages payable to our executive officers and directors;

(5) any debt to any employee of ours; and

(6) all other indebtedness of ours sold to any of our subsidiaries, including any limited liability companies, partnerships or trusts established or to be established by us, in each case where the subsidiary is a financing entity of ours in connection with the issuance by such financing entity of securities that are similar to the debt securities.

There will be no limit on the amount of senior debt or other debt that we may incur in the subordinated indentures.

Discharge, Defeasance and Covenant Defeasance

Unless stated otherwise in the applicable prospectus supplement, and, unless the terms of a series of debt securities provides otherwise, under each indenture, we may discharge our obligations to holders of any series of debt securities that have not already been delivered to the applicable trustee for cancellation and that either have become due and payable or will become due and payable within one year (or are scheduled for redemption within one year). We can discharge these obligations by irrevocably depositing with the applicable trustee funds in such currency or currencies in which the debt securities are payable in an amount sufficient to pay the entire indebtedness on the debt securities including the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts payable on, the debt securities to the date of the deposit, if the debt securities have become due and payable or to the stated maturity or redemption date, as the case may be.

In addition, if the terms of the debt securities of a series permit us to do so, we may elect either of the following:

(1) to be defeased and be discharged from any and all obligations with respect to the debt securities of that series, except our obligations to:

- pay any Additional Amounts upon the occurrence of certain tax and other events,
- register the transfer or exchange of the debt securities,
- replace temporary or mutilated, destroyed, lost or stolen debt securities,
- maintain an office or agency for the debt securities, and
- to hold moneys for payment in trust; or

(2) to be defeased and discharged from our obligations with respect to the debt securities of that series described under "— Certain Covenants of the Debt Securities" or, if the terms of the debt securities of that series permit, our obligations with respect to any other covenant.

If we choose to defease and discharge our obligations under the covenants, any failure to comply with the obligations imposed on us by the covenants will not constitute a default or an event of default with respect to the debt securities of that series. However, to make either election we must irrevocably deposit with the applicable trustee, in trust, an amount, in the currency or currencies in which the debt securities are payable, or in government obligations, or both, that will provide sufficient funds to pay the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, the debt securities, and any mandatory sinking fund or analogous payments on the debt securities, on the relevant scheduled due dates or upon redemption.

We may defease and discharge our obligations as described in the preceding paragraphs only if, among other things:

(1) we have delivered to the applicable trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance or covenant defeasance described in the previous paragraphs and will be subject to United States federal

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income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. In the case of defeasance the opinion of counsel must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of the indenture;

(2) any defeasance does not result in, or constitute, a breach or violation of an indenture or any other material agreement which we are a party to or obligated under; and

(3) no event of default, or event that with notice will be an event of default, has occurred and is continuing with respect to any securities subject to a defeasance.

Unless otherwise provided in the applicable prospectus supplement, if, after we have deposited funds and/or government obligations to effect defeasance or covenant defeasance with respect to debt securities of any series:

(1) the holder of a debt security of that series elects to receive payment in a currency in which the deposit was made in respect of the debt security; or

(2) a conversion event (as defined below) occurs in respect of the currency in which the deposit was made;

the indebtedness represented by the debt security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, the debt security, as they become due, out of the proceeds yielded by converting the amount so deposited in respect of the debt security into the currency in which the debt security becomes payable as a result of the election or such cessation of usage based on the applicable market exchange rate.

Unless stated otherwise in the applicable prospectus supplement, "conversion event" means the cessation of use of:

(1) a currency, currency unit or composite currency issued by the government of one or more countries other than the United States both by the government of the country that issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community; or

 (2) any currency unit or composite currency for the purposes for which it was established.

Unless stated otherwise in the applicable prospectus supplement, all payments of principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, any debt security that is payable in a foreign currency that ceases to be used by its government of issuance will be made in United States dollars.

In the event we effect covenant defeasance with respect to any series of debt securities and the debt securities are declared due and payable because of the occurrence of any event of default other than:

(1) the event of default described in clause (4) of the first paragraph under "— Events of Default, Notice and Waiver," which would no longer be applicable to the debt securities of that series; or

(2) the event of default described in clause (7) under "— Events of Default, Notice and Waiver" with respect to a covenant as to which there has been covenant defeasance;

then the amount on deposit with the trustee will still be sufficient to pay amounts due on the debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from the event of default. In this case, we would remain liable to make payment of such amounts due at the time of acceleration.

The applicable prospectus supplement may describe further provisions, if any, permitting defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to a particular series of debt securities.

Conversion and Exchange Rights

The terms on which debt securities of any series are convertible into or exchangeable for our common stock or other securities or property of ours will be set forth in the applicable prospectus supplement. These terms will include:

(1) the conversion or exchange price, or manner for calculating a price;

(2) the exchange or conversion period; and

(3) whether the conversion or exchange is mandatory, at the option of the holder, or at our option.

The terms may also include calculations pursuant to which the number of shares of our common stock or other securities or property to be received by the holders of debt securities would be determined according to the market price of our common stock or other securities or property of ours as of a time stated in the prospectus supplement.

The conversion exchange price of any debt securities of any series that is convertible into our common stock may be adjusted for any stock dividends, stock splits, reclassification, combinations or similar transactions, as described in the applicable prospectus supplement.

Governing Law

The indentures will be governed by and will be construed in accordance with the laws of the state of New York.

Redemption of Debt Securities

If so specified in the applicable prospectus supplement, debt securities of any series may be wholly or partially redeemed at our option, at any time. The debt securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable prospectus supplement.

From and after notice has been given as provided in the indenture, if funds for the redemption of any debt securities called for redemption have been made available on the redemption date, the debt securities will cease to bear interest on the date fixed for the redemption specified in the notice, and the only right of the holders of the debt securities will be to receive payment of the redemption price.

DESCRIPTION OF COMMON STOCK

The following summary of the terms of our common stock, including our Articles of Incorporation and Bylaws, may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our Articles of Incorporation and Bylaws. You should refer to, and read this summary together with, our Articles of Incorporation and Bylaws to review all of the terms of our common stock that may be important to you.

Our authorized common stock consists of 20,000,000 shares, $1.00 par value per share ("Common Stock"). As of the date of this prospectus, 5,932,346 shares of Common Stock were issued and outstanding. All of such outstanding shares of Common Stock are validly issued, fully paid and nonassessable. Holders of record of Common Stock will be entitled to receive dividends when and if declared by our Board of Directors out of our funds legally available therefor. In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or otherwise, after payment or provision for payment of our debts and other liabilities, including the liquidation preference of all classes of our preferred stock, if any, each holder of Common Stock will be entitled to receive such holder's pro rata portion of our remaining net assets, if any. Each share of Common Stock has one vote, and there are no preemptive, subscription, conversion or redemption rights. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the directors. Our common stock is listed on the NASDAQ Global Select Market under the symbol "SAVB."

DESCRIPTION OF PREFERRED STOCK

Our Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock, $1.00 par value per share ("Preferred Stock"). As of the date of this prospectus, no shares of Preferred Stock were outstanding. The Preferred Stock constitutes what is commonly referred to as "blank check" preferred stock. "Blank check" preferred stock allows our Board of Directors, from time to time, to divide the Preferred Stock into series, to designate each series, to cause us to issue shares of any series, and to fix and determine separately for each series their relative rights, preferences and privileges. Dividends on shares of Preferred Stock, when and as declared by the Board of Directors out of any funds legally available therefor, may be cumulative and may have a preference over Common Stock as to the payment of such dividends. The provisions of a particular series, as designated by the Board of Directors, may, among other things, include restrictions on our ability to purchase shares of Common Stock or to redeem a particular series of Preferred Stock. Depending upon the voting rights granted to any series of Preferred Stock, issuance thereof could result in a reduction in the power of the holders of Common Stock. In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, the holders of each series of the then outstanding Preferred Stock may be entitled to receive, prior to the distribution of any assets or funds to the holders of the Common Stock, a liquidation preference established by the Board of Directors, together with all accumulated and unpaid dividends. Depending upon the consideration paid for Preferred Stock, the liquidation preference of Preferred Stock and other matters, the issuance of Preferred Stock could result in a reduction in the assets available for distribution to the holders of the Common Stock in the event of our liquidation. Holders of Preferred Stock will not have preemptive rights provided for by law to acquire any additional securities issued by the Company. Once a series has been designated and shares of the series are outstanding, the rights of holders of that series may not be modified adversely except by a vote of at least a majority of the outstanding shares constituting such series.

One of the effects of the existence of authorized but unissued shares of Common Stock or Preferred Stock may be to enable our Board of Directors to render it more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer at a control premium price, proxy contest or otherwise and thereby protect the continuity of or entrench our management, which may have a potentially adverse effect on the market price of the Common Stock. If in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in our best interests, the Board of Directors could cause such shares to be issued without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase common stock or preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants, if any, under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants we offer will include specific terms relating to the offering, including, among others, the aggregate number of warrants offered, the exercise price of the warrants, the dates or periods during which the warrants are exercisable and any other specific terms of the warrants.

The description in the applicable prospectus supplement and other offering material of any warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement, which will be filed with the SEC if we offer warrants. For more information on how you can obtain copies of the applicable warrant agreement if we offer warrants, see "Incorporation of Certain Information By Reference." We urge you to read the applicable warrant agreement and the applicable prospectus supplement and any other offering material in their entirety.

DESCRIPTION OF RIGHTS

We may issue rights to purchase common stock or preferred stock or other securities. We may issue rights independently or together with other securities. Rights sold with other securities may be attached to or separate from the other securities.

The prospectus supplement relating to any rights we offer will include specific terms relating to the offering, including, among others, the aggregate number of rights offered, the exercise price of the rights, the dates or periods during which the rights are exercisable and any other specific terms of the rights.

The description in the applicable prospectus supplement and other offering material of any rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable form of rights, which will be filed with the SEC if we offer rights. For more information on how you can obtain copies of the applicable subscription rights agreement if we offer rights, see "Incorporation of Certain Information By Reference." We urge you to read the applicable form of rights and the applicable prospectus supplement and any other offering material in their entirety.

LEGAL OWNERSHIP AND BOOK-ENTRY ISSUANCE

The securities offered by means of this prospectus may be issued in whole or in part in book-entry form, meaning that beneficial owners of the securities will not receive certificates representing their ownership interests in the securities, except in the event the book-entry system for the securities is discontinued. Securities issued in book-entry form will be evidenced by one or more global securities that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement relating to the securities. The Depository Trust Company is expected to serve as depository. Unless and until it is exchanged in whole or in part for the individual securities represented thereby, a global security may not be transferred except as a whole by the depository for the global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee of such depository to a successor depository or a nominee of such successor. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to a class or series of securities that differ from the terms described here will be described in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the following provisions will apply to depository arrangements.

Upon the issuance of a global security, the depository for the global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual securities represented by such global security to the accounts of persons that have accounts with such depository, who are called "participants." Such accounts will be designated by the underwriters, dealers or agents with respect to the securities or by us if we directly offer and sell the securities. Ownership of global securities will be limited to the depository's participants or persons that may hold interests through such participants. Ownership of global securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depository or its nominee (with respect to ownership interests of participants) and records of the participants (with respect to ownership interests of persons who hold through participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

So long as the depository for a global security or its nominee is the registered owner of such global security, such depository or nominee, as the case may be, will be considered the sole owner or holder of the securities represented by such global security for all purposes under the applicable instrument defining the rights of a holder of the securities. Except as provided below or in the applicable prospectus supplement, owners of global securities will not:

- be entitled to have any of the individual securities of the series represented by such global security registered in their names;
- receive or be entitled to receive physical delivery of any such securities in definitive form; and

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- be considered the owners or holders thereof under the applicable instrument defining the rights of the holders of the securities.

Payments of amounts payable with respect to individual securities represented by a global security registered in the name of a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner of the global security representing such securities. None of us, our officers and directors or any paying agent or security registrar for an individual series of securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such securities or for maintaining, supervising or reviewing any records relating to such ownership interests.

We expect that the depository for a series of securities offered by means of this prospectus or its nominee, upon receipt of any payment of dividend or other amount in respect of a permanent global security representing any of such securities, will immediately credit its participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of global securities for such securities as shown on the records of such depository or its nominee. We also expect that payments by participants to owners of such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

If a depository for a series of securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by us within 90 days, we will issue individual securities of such series in exchange for the global security representing such series of securities. In addition, we may, at any time and in our sole discretion, subject to any limitations described in the applicable prospectus supplement relating to such securities, determine not to have any securities of such series represented by one or more global securities and, in such event, will issue individual securities of such series in exchange for the global security or securities representing such series of securities.

The information in this section concerning the depository and its book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

RATIO OF EARNINGS TO FIXED CHARGES

The Company's consolidated ratios of earnings to fixed charges for each of the five fiscal years ended December 31, 2008 and the nine months ended September 30, 2009 are as follows:

| | 9 Months Ended September 30, 2009 | Years Ended December 31, | | | | |
		2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges (unaudited) (1):						
Excluding deposit interest	0.96	3.98	3.79	5.08	6.52	4.98
Including deposit interest	1.00	1.37	1.39	1.66	1.93	2.00

(1) Earnings are defined as the sum of earnings before income taxes, fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges are defined as interest expensed and capitalized plus interest within rent expense, which is estimated to be one-third of rent expense.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the sale of securities for general corporate purposes.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby in one or more of the following ways from time to time:

- to underwriters or dealers for resale to the public or to institutional investors;
- directly to institutional investors;
- directly to a limited number of purchasers or to a single purchaser;
- through agents to the public or to institutional investors; or
- through a combination of any of these methods of sale.

If we use underwriters or dealers in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

- at a fixed price or prices, which may be changed from time to time;
- in "at the market offerings" within the meaning of the SEC's Rule 415(a)(4);
- at prices related to such prevailing market prices; or
- at negotiated prices.

For each series of securities, the prospectus supplement will set forth the terms of the offering of the securities, including:

- the initial public offering price;
- the method of distribution, including the names of any underwriters, dealers or agents;
- the purchase price of the securities;
- our net proceeds from the sale of the securities;
- any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;
- any discounts or concessions allowed or reallowed or repaid to dealers; and
- the securities exchanges on which the securities will be listed, if any.

If we use underwriters in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. In connection with an offering, underwriters and selling group members and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the securities in accordance with applicable law.

If we use dealers in the sale, we will sell securities to such dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. If we use agents in the sale, they will use their reasonable best efforts to solicit purchases for the period of their appointment. If we sell directly, no underwriters or agents would be involved. We are not making an offer of securities in any jurisdiction that does not permit such an offer.

Underwriters, dealers and agents that participate in the securities distribution may be deemed to be underwriters as defined in the Securities Act of 1933, as amended, or the "Securities Act." Any discounts, commissions or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under the Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act, or to contribute with respect to payments that they may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their business.

Any debt securities that we sell will be new issues of securities with no established trading market, and unless otherwise specified in the applicable prospectus supplement, we will not list any series of such securities on any exchange. It has not presently been established whether the underwriters, if any, of any of the securities will make a market in the securities. If the underwriters make a market in the securities, such market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the securities.

VALIDITY OF THE SECURITIES

Alston & Bird LLP, Atlanta, Georgia will pass upon the validity of any securities we offer by this prospectus and any prospectus supplement. If the validity of any securities is also passed upon by counsel for underwriters participating in an offering of securities offered by this prospectus and any prospectus supplement, the underwriters' counsel will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of The Savannah Bancorp, Inc. and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the two-year period ended December 31, 2008, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of Mauldin & Jenkins, LLC, an independent registered public accounting firm and upon the authority of said firm as an expert in accounting and auditing. The consolidated statement of income, shareholders' equity and cash flows for the year ended December 31, 2006 incorporated by reference in this prospectus and in the registration statement have been so incorporated in reliance upon the report of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, and upon the authority of said firm as an expert in accounting and auditing.

1,098,398 Shares

Common Stock

The Savannah Bancorp, Inc.

PROSPECTUS



June 9, 2010